Exhibit 99.1

Unaudited Interim Report

for the six-month period ended

30 June 2019

The following is a review of our financial condition and results of operations as of 30 June 2019 and for the six-month periods ended 30 June 2019 and 2018, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the six-month period ended 30 June 2019, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2018 filed with the SEC on 22 March 2019 (“2018 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2018 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 30 June 2019 and for the six-month period ended 30 June 2019 and 2018 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 June 2019 and for the six-month period ended 30 June 2019 and 2018. The reported numbers as of 30 June 2019 and for the six-month period ended 30 June 2019 and 2018 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the six-month period ended 30 June 2019 and 2018 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 175,000 employees based in nearly 50 countries worldwide. In 2018, our reported revenue was USD 54.6 billion (excluding joint ventures and associates).

Capitalized terms used herein and not defined have the meanings given to them in the 2018 Annual Report.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2018 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•

financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation, including inability to achieve our optimal net debt level;

•

continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

•	changes in government policies and currency controls;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia, the Bank of Mexico and other central banks;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•

the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	an inability to realize synergies and cost savings from the combination with SAB;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in these interim unaudited condensed consolidated financial statements that are not historical;

•	an inability to complete any strategic options with respect to our Asia Pacific businesses; and

•	our success in managing the risks involved in the foregoing.

Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

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Certain of the cost savings and synergies information related to the combination with SAB set forth in “Item 4. Information on the Company—B. Strengths and Strategy—Strengths” of our 2018 Annual Report constitute forward-looking statements and may not be representative of the actual cost savings and synergies that will result from the combination. Such information included in our 2018 Annual Report reflects potential opportunities for savings and synergies identified by us based on estimates and assumptions that are inherently subject to significant uncertainties which are difficult to predict, and accordingly there can be no assurance that these cost savings and synergies will be realized. The statements relating to the synergies, cost savings and business growth opportunities we expect to continue to achieve following the combination with SAB are based on assumptions. However, these expected synergies, cost savings and business growth opportunities may not be achieved. There can be no assurance that we will be able to continue to implement successfully the strategic and operational initiatives that are intended.

We caution that the forward-looking statements in this document are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2018 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Selected Financial Information

The selected historical financial information presented below as of 31 December 2018 and for the five years ended 31 December 2018 has been derived from our audited consolidated financial statements, which were prepared in accordance with IFRS. The selected historical financial information presented below as of 30 June 2019 and for the six-month periods ended 30 June 2019 and 2018 has been derived from our unaudited IFRS condensed consolidated interim financial statements. The interim data include all adjustments, consisting of normally recurring adjustments, necessary for a fair statement of the results for the interim period.

Effective 1 January 2019, IFRS 16 Leases replaced the prior lease accounting requirements and introduced significant changes to lessee accounting. It requires a lessee to recognize a right-of-use asset and a lease liability at lease commencement date, together with a different recognition of lease costs. We adopted IFRS 16 on 1 January 2019 under the full retrospective application.

The financial information for the six-month period ended 30 June 2018 and for the years ended 31 December 2018 and 2017 have been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application referenced above.

The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes. The audited consolidated financial statements and the accompanying notes as of 31 December 2018 and 2017 and for the three years ended 31 December 2018 (prior to the adoption of IFRS 16) are included in our 2018 Annual Report. Similarly, the unaudited consolidated interim financial statements and the accompanying notes as of 30 June 2019 and for the six-month periods ended 30 June 2019 and 2018 are included in this interim report.

	Six-month period ended 30 June		Year ended 31 December
	2019	2018(8)	2018(7)(8)	2017(8)	2016(6)	2015	2014
	(USD millions)
	(Unaudited)		(Audited8)
Income Statement Data
Revenue(1)	26,552	27,087	54,619	56,444	45,517	43,604	47,063
Profit from operations	8,445	8,289	17,190	17,224	12,882	13,904	15,111
Profit of the period	6,642	3,590	5,688	9,166	2,769	9,867	11,302
Profit of the period (from continuing operations)	6,642	3,590	5,688	9,138	2,721	9,867	11,302
Profit attributable to our equity holders	6,055	2,954	4,370	7,990	1,241	8,273	9,216

Weighted average number of Ordinary and Restricted Shares (million shares)(2)	1,980	1,975	1,975	1,971	1,717	1,638	1,634
Diluted weighted average number of Ordinary and Restricted Shares (million shares)(3)	2,011	2,012	2,011	2,010	1,755	1,668	1,665
Basic earnings per share (USD)(4)	3.06	1.50	2.21	4.05	0.72	5.05	5.64
Basic earnings per share from continuing operations (USD)(4)	3.06	1.50	2.21	4.04	0.69	5.05	5.64
Diluted earnings per share (USD)(5)	3.01	1.47	2.17	3.98	0.71	4.96	5.54
Dividends per share (USD)	n/a	n/a	2.05	4.33	3.85	3.95	3.52
Dividends per share (EUR)	n/a	n/a	1.80	3.60	3.60	3.60	3.00

Other Data
Volumes (million hectoliters)	280	279	567	613	500	457	459

	As of 30 June	As of 31 December
	2019	2018(7)(8)	2017(8)	2016(6)	2015	2014
	(USD millions)
	(Unaudited)	(Audited8)
Financial Position Data
Total assets	237,335	233,868	248,208	258,381	134,635	142,550
Equity	78,131	71,889	80,200	81,425	45,719	54,257
Equity attributable to our equity holders	70,233	64,485	72,576	71,339	42,137	49,972
Issued capital	1,736	1,736	1,736	1,736	1,736	1,736

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Notes:

(1)	Turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers.

(2)

Weighted average number of Ordinary and Restricted Shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.

(3)	Diluted weighted average number of Ordinary and Restricted Shares means the weighted average number of Ordinary Shares, adjusted by the effect of share options issued.

(4)	Earnings per share means, for any period, profit attributable to our equity holders for the period divided by the weighted average number of Ordinary and Restricted Shares.

(5)	Diluted earnings per share means, for any period, profit attributable to our equity holders for the period divided by the diluted weighted average number of Ordinary and Restricted Shares.

(6)	Following the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

(7)

The financial information for 2018 is presented under IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers which was adopted by us with effect on 1 January 2018 in accordance with the modified retrospective application.

(8)	The financial information for 2018 and 2017 has been restated to reflect the impact of adoption of IFRS 16 Leases on 1 January 2019 in accordance with the full retrospective application.

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Results of Operations for the Six-Month Period Ended 30 June 2019 Compared to Six-Month Period ended 30 June 2018

Effective 1 January 2019, we reorganized our regional reporting structure. Our results are reported under the following five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. We continue to separately report the results of Global Export and Holding Companies. The key changes in our structure are as follows: (i) the new Middle Americas region combined the former Latin America West region with the Dominican Republic, Panama, Costa Rica, Guatemala and the Caribbean, which were previously reported in Latin America North region and (ii) the new South America region combined the former Latin America South region with Brazil, which was previously reported in Latin America North region.

Effective 1 January 2019, IFRS 16 Leases replaced the prior lease accounting requirements and introduced significant changes to lessee accounting. It requires a lessee to recognize a right-of-use asset and a lease liability at lease commencement date, together with a different recognition of lease costs. We adopted IFRS 16 on 1 January 2019 under the full retrospective application method.

The financial information for the six-month period ended 30 June 2018 has been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application and the segment changes referenced above.

The table below presents our condensed consolidated results of operations for the six-month periods ended 30 June 2019 and 2018.

	Six-month period ended 30 June 2019	Six-month period ended 30 June 2018(3)	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	279,581	278,515	0.4
Revenue	26,552	27,087	(2.0)
Cost of sales	(10,138)	(10,165)	0.3
Gross profit	16,414	16,922	(3.0)
Selling, General and Administrative expenses	(8,258)	(8,839)	6.6
Other operating income/(expenses)	393	402	(2.2)
Exceptional items	(104)	(196)	46.9
Profit from operations	8,445	8,289	1.9

EBITDA, as defined(2)	10,745	10,624	1.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

(3)	Our condensed consolidated results of operations for 2018 have been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application.

Volumes

Our reported volumes include both beer (including near beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export and Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by business segment.

	Six-month period ended 30 June 2019(2)	Six-month period ended 30 June 2018(2)	Change
	(thousand hectoliters)		(%)(1)
North America	53,635	54,627	(1.8)
Middle Americas	64,722	62,950	2.8
South America	66,856	64,471	3.7
EMEA	40,235	41,889	(3.9)
Asia Pacific	54,092	54,100	—
Global Export & Holding Companies	42	478	—

Total	279,581	278,515	0.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

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(2)

Effective 1 January 2019, our business segments changed to be as follows: North America, Middle Americas, South America, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the period ended 30 June 2018 have been restated to reflect this change.

Our consolidated volumes for the six-month period ended 30 June 2019 increased by 1.1 million hectoliters, or 0.4%, to 279.6 million hectoliters compared to our consolidated volumes for the six-month period ended 30 June 2018. The results for the six-month period ended 30 June 2019 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2018 and 2019.

The 2019 acquisitions and disposals include acquisitions which were individually not significant and disposals of certain brands in Middle Americas (collectively the “2019 acquisitions and disposals”).

On 30 March 2018, we completed the 50:50 merger of our and Anadolu Efes’ existing Russia and Ukraine businesses. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of the transaction, we stopped consolidating our Russia and Ukraine businesses and account for our investment in AB InBev Efes under the equity method, as of that date. Additionally, on 2 May 2018, we recovered the Budweiser distribution rights in Argentina from Compañia Cervecerías Unidas S.A. (“CCU”). The transaction involved the transfer of the Isenbeck, Iguana, Diosa, Norte and Baltica brands and other commitments to CCU Argentina. The other 2018 acquisitions and disposals mainly included the acquisition of certain craft breweries in Europe and the sale of the carbonated soft drink businesses in Zambia and Botswana to The Coca-Cola Company (collectively the “2018 acquisitions and disposals” and together with the 2019 acquisitions and disposals the “2018 and 2019 acquisitions and disposals”).

The 2018 and 2019 acquisitions and disposals impacted negatively our volumes by 3.6 million hectoliters (net) for the six-month period ended 30 June 2019 compared to the six-month period ended 30 June 2018.

Excluding volume changes attributable to the acquisitions and disposals described above, total volumes increased 1.7%. Our own beer volumes increased 1.7% in the six-month period ended 30 June 2019 compared to the six-month period ended 30 June 2018. On the same basis, in the six-month period ended 30 June 2019, our non-beer volumes increased 3.4% compared to the same period in 2018. This growth was delivered despite a difficult comparable with the same period in 2018, as we were lapping the impact of our 2018 FIFA World Cup Russia™ sponsorship.

North America

In the six-month period ended 30 June 2019, our volumes in North America decreased by 1.0 million hectoliters, or 1.8%, compared to the six-month period ended 30 June 2018.

We estimate that the United States industry’s beer sales-to-retailers declined by 2.2% in the six-month period ended 30 June 2019 compared to the same period last year. We estimate that our shipment volumes in the United States and our beer sales-to-retailers declined by 1.7% and 3.0%, respectively. We estimate a decline in total market share of 40 bps in the six-month period ended 30 June 2019, with an estimated decline by 2.2% in the industry’s beer sales-to-retailers in the United States.

Our above core portfolio outperformed the industry, gaining 90 bps of market share in the six-month period ended 30 June 2019, based on our estimates. This gain was led by Michelob Ultra, which accelerated its share performance, enabling the brand family to maintain its position as the top share gainer in the United States. We also gained estimated share in the segment from brands such as Bon & Viv Spiked Seltzer as well as several innovations in the segment, including Michelob Ultra Infusions and Bud Light Lemon Tea. The mainstream segment remained under pressure, contracting by an estimated 125 bps in the six-month period ended 30 June 2019, as consumers trade up to higher price tiers. Within the mainstream segment, our market share declined by 20 bps in the last quarter, bringing our share of segment performance to an estimated decline of 10 bps in the six-month period ended 30 June 2019.

In Canada, our volumes decreased by low single digits in the six-month period ended 30 June 2019, compared to the same period last year, driven primarily by a weaker beer industry. We estimate we gained market share in the six-month period ended 30 June 2019 across the premium, core plus and core segments, partially offset by ongoing competitive pressure in the value segment. Our high end company (a business unit made up of a portfolio of global, specialty and craft brands across 22 countries) in Canada continued to outpace the industry, gaining estimated share of the premium segment. This gain was led by double digit volume growth of our premium import brands, including Corona, Stella Artois and Hoegaarden. Our estimated share gains in the core and core plus segments were led by Bud Light and Michelob Ultra, the fastest-growing brand in Canada.

Middle Americas

In the six-month period ended 30 June 2019, our volumes in Middle Americas increased by 1.8 million hectoliters, or 2.8%, compared to the six-month period ended 30 June 2018.

Excluding volume changes attributable to the acquisitions and disposals described above, our total volumes increased by 3.0% in the six-month period ended 30 June 2019 compared to the same period last year.

On the same basis, our volumes in Mexico increased by mid-single digits in the six-month period ended 30 June 2019. This was the result of our ongoing execution of the category expansion framework that enabled growth across our core and premium portfolios. In classic core lagers, Victoria benefited from increased consumption during the weekdays due to increasing relevance in the meal occasion. Corona created meaningful connections with consumers as it

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demonstrates its ongoing commitment to the environment through its efforts to clean up the beaches of Mexico. In the easy drinking lager space, Bud Light continued to benefit from increased awareness and frequency, while the premium portfolio meaningfully contributed to the positive results, with strong growth driven by Model Especial, Stella Artois and Michelob Ultra. Our brands across the portfolio also leveraged digital communication to activate key cultural moments, such as the Stella Artois’ Father’s Day campaign.

During the six-month period ended 30 June 2019, we successfully executed the first waves of our full portfolio availability in OXXO, the largest c-store chain in the country, where our beers were previously unavailable. The first wave was in Guadalajara in April and the second was in Mexico City in June. Today, our beers are available in over 4,000 OXXO stores and will progressively become available in all of the 17,000 plus OXXO stores across the country by the end of 2022. The next wave will begin in early 2020.

On the same basis, our business in Colombia beer volumes and non-beer volumes grew by low single digits and mid-single digits, respectively. This was driven by continued expansion and successful activations, led by Corona and Budweiser which have become the number one and number two brands by volume share in the international premium segment. Aguila also continued to perform very well, growing by mid-teens in the last quarter as it continued to leverage consumers’ football passion point with a successful Copa América campaign. In addition to the solid performance in our beer business, our non-alcohol malt beverages Pony Malta and Malta Leona continued to deliver on their proposition as a better alternative in this space.

On the same basis, volumes in Peru were down by low single digits in the six-month period ended 30 June 2019 as a result of the challenging macroeconomic environment, though all three global brands delivered solid growth and Cristal, our largest core brand, performed well as a result of a successful Copa América campaign. On the same basis, volumes in Ecuador decreased by low single digits, a decline that was partly offset by the performance of the three global brands and local premium brands that grew double digits, as a result of the premiumization strategy.

South America

In the six-month period ended 30 June 2019, our volumes in South America increased by 2.4 million hectoliters, or 3.7%, compared to the six-month period ended 30 June 2018, with our beer volumes increasing 3.5% and soft drinks increasing 4.3%.

Excluding volume changes attributable to the acquisitions and disposals described above, our volumes increased by 3.4%.

On the same basis, volumes in Brazil increased by 8.0%, with beer volumes increasing by 7.1% and non-beer volumes increasing by 10.9%. Our global brands, led by Corona and Stella Artois and the local premium brands, led by Antarctica Original, gained share within the growing premium segment. In the core plus and core segments, respectively, Bohemia continued to grow rapidly and the Skol Puro Malte innovation was rolled out nationally in the last quarter following its successful launch. In addition, our smart affordability strategy continued to gain traction led by the success of the beers brewed with local crops—Nossa, Magnífica and the newly launched Legítima, as we find new opportunities to increase our presence in the value segment in relevant states at comparable margins to the core portfolio.

On the same basis, our business in Argentina saw volumes declining by low-teens in the six-month period ended 30 June 2019, as the macroeconomic environment remains extremely challenging. We remain focused on investing behind our strong portfolio to offer the right brands to meet consumer needs across a variety of occasions. Our above core brands are preforming well, led by our global brands and local champions. We continued to execute our affordability strategy in light of the difficult macroeconomic conditions, with the launch of packs that minimize out-of-pocket expenditures.

EMEA

In EMEA, our volumes, including subcontracted volumes, for the six-month period ended 30 June 2019 decreased by 1.7 million hectoliters, or 3.9%, compared to the six-month period ended 30 June 2018. Volumes were particularly impacted by the formation of AB InBev Efes on 30 March 2018.

Excluding volume changes attributable to the acquisitions and disposals described above, our beer volumes for the six-month period ended 30 June 2019 increased by mid-single digits compared to the same period last year.

On the same basis, Europe grew volumes by mid-single digits, despite a challenging comparable as we cycled the 2018 FIFA World Cup RussiaTM. This was driven by estimated market share gains in all our major markets and underpinned by continued expansion in the premium segment. The United Kingdom continued to grow volumes, with Corona and Bud Light volumes up by double digits. Belgium grew volumes with Jupiler performing well and strong growth from Stella Artois, underpinned by the new “Home of Beer” campaign. Additionally, both France and the Netherlands posted high single digit volume growth, enhanced by a successful launch of Budweiser in France.

On the same basis, our beer volumes in South Africa grew by low single digits despite a continued challenging macroeconomic environment. The premium segment continued to grow faster than the total industry, led by Corona which delivered triple-digit growth. In the near beer segment, Brutal Fruit continued to grow at a rapid pace. Additionally, we recently were awarded a Broad-Based Black Economic Empowerment (BBBEE) Level 3 Contributor

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Status for the first time in our history. Currently, we source over 97% of our packaging and raw materials such as barley, hops and maize from local suppliers. We believe that small businesses are critical drivers of the economic growth and transformation, and that empowerment of communities is key to the growth and success of our business in South Africa.

On the same basis, own beer volumes in Africa, excluding South Africa, increased by mid-single digits, with significant volume growth in Nigeria fueled by our core portfolio as well as Budweiser in the premium segment. Our beer volumes in Tanzania grew slightly while volumes in Mozambique declined following the effects of a devastating tropical cyclone in the year.

Asia Pacific

For the six-month period ended 30 June 2019, our volumes remained flat compared to the six-month period ended 30 June 2018.

In China, our volumes slightly declined by 0.2% in the six-month period ended 30 June 2019 due to a difficult comparable as we cycled the 2018 FIFA World Cup Russia™ and the phasing of shipments ahead of Chinese New Year which were skewed toward the fourth quarter of 2018. Our super premium portfolio continued to outperform with double digit growth in the six-month period ended 30 June 2019, led by Corona and Hoegaarden. Budweiser grew by mid-single digits fueled by its activations surrounding passion points such as sports and meals. In the core plus segment, our recent innovation Harbin Crystal delivered strong growth as consumers continue to trade-up from the core and value segments. Our portfolio also grew double digits in the e-commerce channel in the six-month period ended 30 June 2019.

On the same basis, volumes in Australia increased by mid-single digits with inventory phasing ahead of a scheduled price increase in August. The Great Northern brands remained a key growth engine with continued double digit growth. Our premium portfolio also performed well, led by Corona and our local craft brands. Our first non-alcohol beer, Carlton Zero, continued to strengthen our no- and low-alcoholic beer portfolio.

Global Export & Holding Companies

For the six-month period ended 30 June 2019, Global Export and Holding Companies volumes decreased by 0.4 million hectoliters. Excluding the volume changes attributable to the acquisitions and disposals described above, our total volumes increased by 0.1 million hectoliters in the six-month period ended 30 June 2019 compared to the same period last year.

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Revenue

The following table reflects changes in revenue across our business segments for the six-month period ended 30 June 2019 as compared to our revenue for the six-month period ended 30 June 2018:

	Six-month period ended 30 June 2019(2)	Six-month period ended 30 June 2018(2)	Change
	(USD million)		(%)(1)
North America	7,701	7,641	0.8
Middle Americas	5,735	5,597	2.5
South America	4,769	5,194	(8.2)
EMEA	3,786	4,095	(7.5)
Asia Pacific	4,306	4,367	(1.4)
Global Export & Holding Companies	254	193	31.6

Total	26,552	27,087	(2.0)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Effective 1 January 2019, our business segments changed to be as follows: North America, Middle Americas, South America, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the period ended 30 June 2018 have been restated to reflect this change.

Our consolidated revenue was USD 26,552 million for the six-month period ended 30 June 2019. This represented a decrease of USD 535 million, or 2.0%, as compared to our consolidated revenue for the six-month period ended 30 June 2018 of USD 27,087 million. The results for the six-month period ended 30 June 2019 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2018 and 2019, (ii) currency translation effects and (iii) the adoption of hyperinflation accounting in our Argentinean operations.

•

The 2018 and 2019 acquisitions and disposals, and the adoption of hyperinflation accounting in our Argentinean operations negatively impacted our consolidated revenue by USD 413 million (net) for the six-month period ended 30 June 2019 compared to the six-month period ended 30 June 2018.

•

Our consolidated revenue for the six-month period ended 30 June 2019 also reflects a negative currency translation impact of USD 1,724 million mainly arising from currency translation effects in South America.

Excluding the effects of the 2018 and 2019 acquisitions and disposals described above, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations, our revenue increased 6.0% in total and by 4.2% on a per hectoliter basis in the six-month period ended 30 June 2019 compared to the same period in 2018. Our consolidated revenue for the six-month period ended 30 June 2019 was partially impacted by the developments in volumes discussed above. On the same basis, our revenue per hectoliter for the six-month period ended 30 June 2019 increased compared to the same period last year, driven by revenue management initiatives as well as continued strong premium brand performances. This increase was most significant in South America, where revenue per hectoliter increased by more than 8%, primarily driven by our ongoing premiumization strategy, and in Middle Americas, where revenue per hectoliter increased by more than 4%.

Combined revenues of our three global brands, Budweiser, Stella Artois and Corona, grew by 8.2% globally, and by 12.4 % outside of their respective home markets in the six-month period ended 30 June 2019.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the six-month period ended 30 June 2019 as compared to the six-month period ended 30 June 2018:

	Six-month period ended 30 June 2019	Six-month period ended 30 June 2018(2)/(3)	Change
	(USD million)		(%)(1)
North America	(2,869)	(2,832)	(1.3)
Middle Americas	(1,711)	(1,662)	(2.9)
South America	(1,928)	(1,950)	1.1
EMEA	(1,637)	(1,721)	4.9
Asia Pacific	(1,743)	(1,828)	4.6
Global Export & Holding Companies	(249)	(172)	(44.8)

Total	(10,138)	(10,165)	0.3

10

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	The financial information for 2018 has been restated to reflect the changes in segment reporting and the impact of adoption of IFRS 16 under the full retrospective application.

(3)

Effective 1 January 2019, our business segments changed to be as follows: North America, Middle Americas, South America, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the period ended 30 June 2018 have been restated to reflect this change.

Our consolidated cost of sales was USD 10,138 million for the six-month period ended 30 June 2019. This represented a decrease of USD 27 million, or 0.3%, compared to our consolidated cost of sales for the six-month period ended 30 June 2018. The results for the six-month period ended 30 June 2019 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2018 and 2019, (ii) currency translation effects and (iii) the adoption of hyperinflation accounting in our Argentinean operations.

•

The 2018 and 2019 acquisitions and disposals described above and the adoption of hyperinflation accounting in our Argentinean operations positively impacted our consolidated cost of sales by USD 42 million for the six-month period ended 30 June 2019 compared to the six-month period ended 30 June 2018.

•

Our consolidated cost of sales for the six-month period ended 30 June 2019 also reflects a positive currency translation impact of USD 653 million mainly arising from currency translation effects in South America.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations, our cost of sales increased by 6.6%. This was primarily driven by an increase in commodity prices and transactional currency headwinds partially offset by synergy delivery and cost management initiatives. Our consolidated cost of sales for the six-month period ended 30 June 2019 was partially impacted by developments in volumes discussed above. On the same basis, our consolidated cost of sales per hectoliter increased by 4.5%. The increase was most significant in South America driven mainly by higher commodity prices and the devaluation of transactional currency.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the six-month period ended 30 June 2019 as compared to the six-month period ended 30 June 2018. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the six-month period ended 30 June 2019 were USD 7,865 million, representing a decrease of USD 572 million, or 6.8%, compared to our operating expenses for the same period in 2018.

	Six-month period ended 30 June 2019	Six-month period ended 30 June 2018(2)	Change
	(USD million)		(%)(1)
Selling, General and Administrative expenses	(8,258)	(8,839)	6.6
Other Operating Income/(Expenses)	393	402	(2.2)

Total Operating Expenses	(7,865)	(8,437)	6.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	The financial information for 2018 has been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application.

11

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the six-month period ended 30 June 2019 as compared to the six-month period ended 30 June 2018:

	Six-month period ended 30 June 2019	Six-month period ended 30 June 2018(2)/(3)	Change
	(USD million)		(%)(1)
North America	(2,197)	(2,228)	1.4
Middle Americas	(1,483)	(1,625)	8.7
South America	(1,427)	(1,654)	13.7
EMEA	(1,359)	(1,473)	7.7
Asia Pacific	(1,237)	(1,363)	9.2
Global Export & Holding Companies	(556)	(496)	(12.1)

Total	(8,258)	(8,839)	6.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	The financial information for 2018 has been restated to reflect the changes in segment reporting and the impact of adoption of IFRS 16 under the full retrospective application.

(3)

Effective 1 January 2019, our business segments changed to be as follows: North America, Middle Americas, South America, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the period ended 30 June 2018 have been restated to reflect this change.

Our consolidated selling, general and administrative expenses were USD 8,258 million for the six-month period ended 30 June 2019. This represented a decrease of USD 581 million, or 6.6%, as compared to the six-month period ended 30 June 2018. The results for the six-month period ended 30 June 2019 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2018 and 2019, (ii) currency translation effects and (iii) the adoption of hyperinflation accounting in our Argentinean operations.

•

The 2018 and 2019 acquisitions and disposals described above and the adoption of hyperinflation accounting in our Argentinean operations positively impacted our consolidated selling, general and administrative expenses by USD 128 million for the six-month period ended 30 June 2019 compared to the six-month period ended 30 June 2018.

•	Our consolidated selling, general and administrative expenses for the six-month period ended 30 June 2019 also reflects a positive currency translation impact of USD 544 million.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations, our consolidated selling, general and administrative expenses increased by 1.1%. The increase was primarily due to the timing of variable compensation and other accruals and partly offset by the phasing of investments versus the prior year, as in 2018, our sales and marketing investments were heavily weighted towards the first half of the year due to the 2018 FIFA World Cup Russia™.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business segments for the six-month period ended 30 June 2019 as compared to the six-month period ended 30 June 2018:

	Six-month period ended 30 June 2019	Six-month period ended 30 June 2018 (2)/(3)	Change
	(USD million)		(%)(1)
North America	20	2	—
Middle Americas	55	27	—
South America	100	159	(37.1)
EMEA	98	117	(16.2)
Asia Pacific	91	84	8.3
Global Export & Holding Companies	29	13	—

Total	393	402	(2.2)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	The financial information for 2018 has been restated to reflect the changes in segment reporting and the impact of adoption of IFRS 16 under the full retrospective application.

12

(3)

Effective 1 January 2019, our business segments changed to be as follows: North America, Middle Americas, South America, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the period ended 30 June 2018 have been restated to reflect this change.

The net positive effect of our consolidated other operating income and expenses was USD 393 million for the six-month period ended 30 June 2019. This represented a decrease of USD 9 million, or 2.2%, as compared to the six-month period ended 30 June 2018. The results for the six-month period ended 30 June 2019 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2018 and 2019, (ii) currency translation effects and (iii) the adoption of hyperinflation accounting in our Argentinean operations.

•

The 2018 and 2019 acquisitions and disposals described above and the adoption of hyperinflation accounting in our Argentinean operations negatively impacted our net consolidated other operating income and expenses by USD 8 million for the six-month period ended 30 June 2019 compared to the six-month period ended 30 June 2018.

•	Our net consolidated other operating income and expenses for the six-month period ended 30 June 2019 also reflect a negative currency translation impact of USD 27 million.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations, our net consolidated other operating income and expenses increased by 7.0%, primarily driven by an increase in government grants and by the sale of non-core assets.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the six-month period ended 30 June 2019, exceptional items consisted of restructuring charges, acquisition costs of business combinations and business and asset disposals. Exceptional items were as follows for the six-month period ended 30 June 2019 and 2018:

	Six-month period ended 30 June 2019	Six-month period ended 30 June 2018
	(USD million)
Restructuring	(58)	(137)
Acquisition costs of business combinations	(23)	(38)
Business and asset disposal	(24)	(21)

Total	(104)	(196)

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 58 million for the six-month period ended 30 June 2019 as compared to a net cost of USD 137 million for the six-month period ended 30 June 2018. These charges primarily relate to organizational alignments. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Acquisitions costs of business combinations

Acquisition costs of business combinations amounted to a net cost of USD 23 million for the six-month period ended 30 June 2019, primarily related to costs incurred to facilitate the combination with SAB.

Business and asset disposal

Business and asset disposals amounted to a net cost of USD 24 million for the six-month period ended 30 June 2019, and primarily relate to costs related to the completion of 2018 disposals. Business and asset disposals amounted to a net cost of USD 21 million for the six-month period ended 30 June 2018 and mainly resulted from the IFRS treatment of the 50:50 merger of AB InBev’s and Anadolu Efes’ Russia and Ukraine businesses and related transaction cost.

13

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the six-month period ended 30 June 2019 as compared to the six-month period ended 30 June 2018:

	Six-month period ended 30 June 2019	Six-month period ended 30 June 2018(2)/(3)	Change
	(USD million)		(%)(1)
North America	2,655	2,581	2.9
Middle Americas	2,569	2,270	13.2
South America	1,501	1,745	(14.0)
EMEA	871	969	(10.1)
Asia Pacific	1,412	1,244	13.5
Global Export & Holding Companies	(564)	(521)	(8.3)

Total	8,445	8,289	1.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	The financial information for 2018 has been restated to reflect the changes in segment reporting and the impact of adoption of IFRS 16 under the full retrospective application.

(3)

Effective 1 January 2019, our business segments changed to be as follows: North America, Middle Americas, South America, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the period ended 30 June 2018 have been restated to reflect this change.

Our profit from operations was USD 8,445 million for the six-month period ended 30 June 2019. This represented an increase of USD 156 million, or 1.9%, as compared to our profit from operations for the six-month period ended 30 June 2018. The results for the six-month period ended 30 June 2019 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2018 and 2019, (ii) currency translation effects, (iii) the adoption of hyperinflation accounting in our Argentinean operations and the effects of certain exceptional items as described above.

•

The 2018 and 2019 acquisitions and disposals described above and the adoption of hyperinflation accounting in our Argentinean operations negatively impacted our consolidated profit from operations by USD 245 million for the six-month period ended 30 June 2019 compared to the six-month period ended 30 June 2018.

•	Our consolidated profit from operations for the six-month period ended 30 June 2019 also reflects a negative currency translation impact of USD 543 million.

•

Our profit from operations for the six-month period ended 30 June 2019 was negatively impacted by USD 104 million of certain exceptional items, as compared to a negative impact of USD 196 million for the six-month period ended 30 June 2018. See “Exceptional Items” above for a description of the exceptional items during the six-month period ended 30 June 2019 and 2018.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations, our profit from operations increased by 11.8%. This increase was most significant in Middle Americas, primarily driven by volume and revenue growth, a reduction in selling, general and administrative expenses as a result of footprint optimization and the phasing of sales and marketing investments following last year’s activations relating to 2018 FIFA World Cup Russia™.

14

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the six-month period ended 30 June 2019 as compared to six-month period ended 30 June 2018:

	Six-month period ended 30 June 2019	Six-month period ended 30 June 2018(3)	Change
	(USD million)		(%)(1)
Profit attributable to equity holders of AB InBev	6,055	2,954	—
Profit attributable to non-controlling interests	587	636	(7.7)
Profit of the period	6,642	3,590	85.0
Net finance cost	199	3,372	94.1
Income tax expense	1,666	1,420	(17.3)
Share of result of associates and joint ventures	(62)	(93)	(33.3)

Profit from operations	8,445	8,289	1.9
Depreciation, amortization and impairment	2,300	2,335	1.5

EBITDA, as defined(2)	10,745	10,624	1.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2018 Compared to Year Ended 31 December 2017—EBITDA, as defined” of our 2018 Annual Report for additional information on our definition and use of EBITDA, as defined.

(3)	The financial information for 2018 has been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application.

Our EBITDA, as defined, was USD 10,745 million for the six-month period ended 30 June 2019. This represented an increase of USD 121 million, or 1.1%, as compared to our EBITDA, as defined, for the six-month period ended 30 June 2018. The results for the six-month period ended 30 June 2019 reflect (i) the performance of our business after the completion of the acquisitions and disposals we undertook in 2018 and 2019 discussed above, (ii) currency translation effects and (iii) the adoption of hyperinflation accounting in our Argentinean operations. Furthermore, our EBITDA, as defined, was negatively impacted by certain exceptional items by USD 104 million (before impairment losses) in the six-month period ended 30 June 2019, as compared to a negative impact of USD 196 million (before impairment losses) during the six-month period ended 30 June 2018. See “Exceptional Items” above for a description of the exceptional items during the six-month period ended 30 June 2019 and 2018.

Net Finance Income/(Cost)

Our net finance income/(cost) items were as follows for the six-month periods ended 30 June 2019 and 30 June 2018:

	Six-month period ended 30 June 2019	Six-month period ended 30 June 2018(2)	Change
	(USD million)		(%)(1)
Net interest expense	(1,946)	(1,955)	0.5
Net interest on net defined benefit liabilities	(48)	(48)	—
Accretion expense	(290)	(239)	(21.3)
Mark-to-market (hedging of our share-based payment programs)	1,124	(258)	—
Other financial results	(205)	(378)	45.8

Net finance cost before exceptional finance results	(1,365)	(2,878)	52.6
Mark-to-market (Grupo Modelo deferred share instrument)	556	(127)	—
Other mark-to-market	542	(123)	—
Other	68	(244)	—

Exceptional net finance income/(cost)	1,166	(494)	—

Net finance income/(cost)	(199)	(3,372)	94.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	The financial information for 2018 has been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application.

15

Our net finance cost for the six-month period ended 30 June 2019 was USD 199 million, as compared to a net finance cost of USD 3,372 million for the six-month period ended 30 June 2018, representing a cost decrease of USD 3,173 million.

The decrease in net finance costs before exceptional financial items from USD 2,878 million for the six-month period ended 30 June 2018 to USD 1,365 million for the six-month period ended 30 June 2019 is driven primarily by a positive mark-to-market adjustment of USD 1,124 million in the six-month period ended 2019, linked to the hedging of our share-based payment program, compared to a negative mark-to-market adjustment of USD 258 million in the six-month period ended 30 June 2018.

The number of shares covered by the hedging of our share-based payment programs, together with the opening and closing share prices, are shown below:

	Six-month period ended 30 June 2019	Six-month period ended 30 June 2018
Share price at the start of the six-month period (in euro)	57.70	93.13
Share price at the end of the six-month period (in euro)	77.84	86.50
Number of derivative equity instruments at the end of the period (in millions)	46.9	46.9

Exceptional net finance income/(cost) includes a positive mark-to-market adjustment of USD 1,098 million on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and SAB, compared to a negative mark-to-market adjustment of USD 250 million for the six-month period ended 30 June 2018. The number of shares covered by the hedging of the deferred share instrument and the restricted shares, together with the opening and closing share prices, are shown below:

	Six-month period ended 30 June 2019	Six-month period ended 30 June 2018
Share price at the start of the six-month period (in euro)	57.70	93.13
Share price at the end of the six-month period (in euro)	77.84	86.50
Number of derivative equity instruments at the end of the period (in millions)	45.5	45.5

Other exceptional net finance income of USD 68 million in the six-month period ended 30 June 2019 primarily results from gains made on the early termination of certain bonds.

Share of Results of Associates and Joint Ventures

Our share of results of associates and joint ventures for the six-month period ended 30 June 2019 was USD 62 million as compared to USD 93 million for the six-month period ended 30 June 2018.

Income Tax Expense

Our total income tax expense for the six-month period ended 30 June 2019 was USD 1,666 million, with an effective tax rate of 20.2%, as compared to an income tax expense of USD 1,420 million and an effective tax rate of 28.9% for the six-month period ended 30 June 2018. The effective tax rate for the six-month period ended 30 June 2019 was positively impacted by non-taxable gains from derivatives related to the hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. The effective tax rate for the six-month period ended 30 June 2018 was negatively impacted by non-deductible losses from these derivatives.

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 587 million for the six-month period ended 30 June 2019, a decrease of USD 49 million from USD 636 million for the six-month period ended 30 June 2018.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the six-month period ended 30 June 2019 was USD 6,055 million compared to USD 2,954 million for the same period in 2018. Basic earnings per share of USD 3.06 is based on 1,980 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the six-month period ended 30 June 2019.

Excluding the after-tax impact of exceptional items discussed above, profit attributable to our equity holders for six-month period ended 30 June 2019 would have been USD 4,986 million, and basic earnings per share would have been USD 2.52.

16

Underlying EPS for the six-month periods ended 30 June 2019 and 30 June 2018 was USD 1.95. Underlying EPS is basic earnings per share excluding the after-tax exceptional items discussed above, the mark-to-market of the hedging of our share-based payment programs and the impacts of hyperinflation.

The increase in profit attributable to our equity holders for the six-month period ended 30 June 2019 was primarily due to a positive mark-to-market adjustment linked to the hedging of our share-based payment programs and gains on the hedging of the shares issued in transactions related to the combination with Grupo Modelo and SAB, compared to a negative mark-to-market adjustment linked to these hedges for the six-month period ended 30 June 2018.

	Six-month period ended 30 June 2019	Six-month period ended 30 June 2018(1)
	(USD per share)
Profit from operations excluding exceptional items and hyperinflation	4.34	4.30
Hyperinflation accounting impacts	(0.02)	—

Profit from operations excluding exceptional items	4.32	4.30
Mark-to-market (hedging of our share-based payment programs)	0.57	(0.13)
Net finance cost	(1.26)	(1.33)
Income tax expense	(0.84)	(0.74)
Associates & non-controlling interest	(0.27)	(0.27)

Earnings per share excluding exceptional items	2.52	1.82
Mark-to-market (hedging of our share-based payment programs)	(0.57)	0.13

Underlying EPS	1.95	1.95

Earnings per share excluding exceptional items	2.52	1.82
Exceptional items, before taxes, attributable to equity holders of AB InBev	(0.05)	(0.10)
Exceptional net finance cost, before taxes, attributable to equity holders of AB InBev	0.59	(0.25)
Exceptional taxes attributable to equity holders of AB InBev	—	0.02

Basic earnings per share	3.06	1.50

Note:

(1)	The financial information for 2018 has been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application.

Impact of Changes in Foreign Exchange Rates

Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the six-month period ended 30 June 2019 and 2018:

	Six-month period ended
	30 June 2019	30 June 2018
U.S. dollar	29.3%	28.0%
Brazilian real	13.4%	13.1%
Chinese yuan	9.6%	9.1%
Mexican peso	8.5%	7.9%
Euro	6.0%	5.9%
Colombian peso	3.9%	4.0%
South African rand	3.6%	4.0%
Canadian dollar	3.3%	3.4%
Peruvian peso	3.1%	3.0%
Australian dollar	3.0%	2.8%
South Korean won	2.7%	2.8%
Argentinean peso(1)	2.4%	3.5%
Pound sterling	2.1%	1.9%
Dominican peso	1.7%	1.5%
Other	7.4%	9.1%

Note:

(1)

Hyperinflation accounting was adopted starting from the September year-to-date 2018 results. The Argentinean operations per 30 June 2018 in the unaudited condensed interim financial statements were not restated for hyperinflation accounting.

17

Liquidity and Capital Resources

The following table sets forth our consolidated cash flows for the six-month period ended 30 June 2019 and 2018:

	Six-month period ended 30 June 2019	Six-month period ended 30 June 2018(1)
	(USD million)
Cash flow from operating activities	4,896	3,425
Cash flow from/(used in) investing activities	(1,755)	(1,250)
Cash flow from/(used in) financing activities	(1,997)	(4,843)

Net increase/(decrease) in cash and cash equivalents	1,144	(2,668)

Note:

(1)	The financial information for 2018 has been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application.

Cash flow from operating activities

The following table sets forth our cash flow from operating activities for the six-month period ended 30 June 2019 and 2018:

	Six-month period ended 30 June 2019	Six-month period ended 30 June 2018(1)
	(USD million)
Profit of the period	6,642	3,590
Interest, taxes and non-cash items included in profit	4,147	7,022

Cash flow from operating activities before changes in working capital and provisions	10,789	10,612
Change in working capital	(1,593)	(2,298)
Pension contributions and use of provisions	(279)	(282)
Interest and taxes (paid)/received	(4,158)	(4,645)
Dividends received	137	38

Cash flow from operating activities	4,896	3,425

Note:

(1)	The financial information for 2018 has been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application.

Cash flow from operating activities was USD 4,896 million for the six-month period ended 30 June 2019 compared to USD 3,425 million for the six-month period ended 30 June 2018. This increase mainly results from lower changes in working capital in 2019 compared to 2018 and lower income taxes paid in 2019. Taxes paid in 2018 included tax payments related to prior periods. Changes in working capital in the six-month periods ended 2019 and 2018 reflect higher working capital levels end of June than at year-end as a result of seasonality.

Cash flow from investing activities

The following table sets forth our cash flow from investing activities for the six-month period ended 30 June 2019 and 2018:

	Six-month period ended 30 June 2019	Six-month period ended 30 June 2018
	(USD million)
Net capital expenditure	(1,499)	(1,972)
Net of tax proceeds from SAB transaction-related divestitures	—	(430)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(250)	(72)
Proceeds from the sale of/(investment in) short term debt securities	(1)	1,299
Other	(5)	(75)

Cash flow from investing activities	(1,755)	(1,250)

Cash flow from investing activities was a net cash outflow of USD 1,755 million for the six-month period ended 30 June 2019 as compared to a net cash outflow of USD 1,250 million for the six-month period ended 30 June 2018. The increase in the cash outflow from investing activities was primarily driven by lower proceeds from the sale of short-term debt securities. The 2018 cash flow used in investing activities was negatively impacted by the payments related to the recovery of the Budweiser distribution rights in Argentina as well as payments on SAB-related divestitures which were not repeated in 2019.

18

Net capital expenditures were USD 1,499 million for the six-month period ended 30 June 2019 and USD 1,972 million for the six-month period ended 30 June 2018. Out of the total half-year 2019 capital expenditures approximately 38% was used to improve our production facilities, 52% was used for logistics and commercial investments and 10% was used for improving administrative capabilities and the purchase of hardware and software.

Cash flow from financing activities

The following table sets forth our cash flow from financing activities for the six-month period ended 30 June 2019 and 2018:

	Six-month period ended 30 June 2019	Six-month period ended 30 June 2018(1)
	(USD million)
Dividends paid	(2,389)	(5,132)
Net (payments on)/proceeds from borrowings	1,411	1,703
Other (including purchase of non-controlling interests)	(1,019)	(1,414)

Cash flow from financing activities	(1,997)	(4,843)

Note:

(1)	The financial information for 2018 has been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application.

The cash outflow from our financing activities was USD 1,997 million for the six-month period ended 30 June 2019, as compared to a cash outflow of USD 4,843 million for the six-month period ended 30 June 2018. The cash flow from financing activities were primarily driven by dividend payments, payments on borrowings and proceeds from bond issuance. See also note 16 to our unaudited interim report as of 30 June 2019 and for the six-month periods ended 30 June 2019 and 2018.

As of 30 June 2019, we had total liquidity of USD 17,074 million, which consisted of USD 9 billion available under committed long-term credit facilities and USD 8,074 million of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operation.

Capital Resources and Equity

Our net debt was 104.2 billion US dollar as of 30 June 2019 and had no changes compared to 31 December 2018, after restatement for adoption of IFRS 16 on lease accounting and inclusion of the lease liability.

Apart from operating results net of capital expenditures, our net debt was primarily impacted by the payment of interests and taxes (USD 4.2 billion), settlement of derivatives (USD 0.8 billion increase of net debt) and dividend payments to shareholders of AB InBev and Ambev (USD 2.4 billion).

Consolidated equity attributable to equity holders as of 30 June 2019 was USD 70,233 million, compared to USD 64,485 million as of 31 December 2018. The combined effect of the weakening of primarily the euro closing rate and the strengthening of primarily the closing rates of the South African rand, the Mexican peso and the Colombian peso, resulted in a foreign exchange translation adjustment of USD 1,719 million (increase of equity).

19

The chart below shows the bond repayment schedule as of 30 June 2019 (figures in USD million):

Further details on interest bearing loans and borrowings, repayment schedules and liquidity risk are disclosed in notes 16 and 19 to our unaudited interim report as of 30 June 2019 and for the six-month periods ended 30 June 2019 and 2018.

Adoption of hyperinflation accounting in Argentina

In May 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina exceeding 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies as of 1 January 2018.

Consequently, we have applied hyperinflation accounting for our Argentinean subsidiaries for the first time in the year to date September 2018 unaudited interim report, with effect as of 1 January 2018.

The unaudited interim reports for the three-month period ended 31 March 2018 and for the six-month period ended 30 June 2018 and respective income statements and balance sheets of the Argentinean subsidiaries were not restated.

The results for the six-month period ended 30 June 2019, restated for purchasing power, were translated at the June 2019 closing rate of 42.448916 Argentinean pesos per US dollar. The results for the six-month period ended 30 June 2018 were translated at the June 2018 average rate of 20.303664 Argentinean pesos per US dollar.

The impact of hyperinflation accounting for the period ended 30 June 2019 amounted to USD 28 million in revenue, USD 48 million in the finance line and no impact in earnings per share.

Outlook

In terms of the volume and revenue outlook for 2019, we expect to deliver revenue growth in 2019, driven by the solid performance of our brand portfolio and strong commercial plans. Our growth model is now far more focused on category expansion, and as a consequence, we expect to deliver revenue per hectoliter growth (excluding changes attributable to acquisitions and disposals, currency translation effects and hyperinflation impacts) ahead of inflation based on premiumization and revenue management initiatives, while keeping costs below inflation, on the same basis.

We maintain our USD 3.2 billion synergy and cost savings expectation on a constant currency basis as of August 2016. From this total, USD 547 million was reported by former SAB as of 31 March 2016, and USD 2,604 million was captured between 1 April 2016 and 30 June 2019. The balance of roughly USD 50 million is expected to be captured by the end of 2019.

We expect the average gross debt coupon in 2019 to be between 3.7% and 4.0%. Net pension interest expenses and accretion expenses including IFRS 16 adjustments are expected to be approximately 160 million USD per quarter. Net finance costs will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

We expect net capital expenditure of between USD 4.0 billion and USD 4.5 billion in 2019.

Approximately 44% of our gross debt is denominated in currencies other than the U.S. dollar, principally the Euro. Our optimal capital structure remains a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x. We expect our net debt to EBITDA, as defined (adjusted for exceptional items), ratio to be below 4x by the end of 2020.

We expect dividends to be a growing flow over time starting from the rebased level, although growth in the short term is expected to be modest given the importance of deleveraging.

20

Recent events

On 12 July 2019, we announced that, at that time, we were not proceeding with the proposed public offering of a minority stake in our Asia Pacific subsidiary, Budweiser Brewing Company APAC Limited (Budweiser APAC), on the Hong Kong Stock Exchange.

On 19 July 2019, we announced an agreement to divest our Australian business (Carlton & United Breweries) to Asahi Group Holdings, Ltd. (Asahi) for AUD 16.0 billion, equivalent to approximately USD 11.3 billion, in enterprise value for an implied multiple of 14.9x 2018 EBITDA, as defined (adjusted for exceptional items). As part of this transaction, we will grant Asahi rights to commercialize our portfolio of global and international brands in Australia. This transaction is subject to customary closing conditions, including but not limited to regulatory approvals in Australia, and is expected to close by the first quarter of 2020.

Additionally, we informed that we continue to believe in the strategic rationale of a potential offering of a minority stake of Budweiser APAC, excluding Australia, provided that it can be completed at the right valuation.

This statement does not constitute an offer to sell or the solicitation of an offer to buy shares in Budweiser APAC.

21

Unaudited Interim Report

for the six-month period ended

30 June 2019

Unaudited condensed consolidated interim financial statements

Unaudited condensed consolidated interim income statement

For the six-month period ended 30 June Million US dollar, except earnings per shares in US dollar	Notes	2019	2018 restated
Revenue		26 552	27 087
Cost of sales		(10 138)	(10 165)

Gross profit		16 414	16 922
Distribution expenses		(2 767)	(2 911)
Sales and marketing expenses		(3 603)	(4 129)
Administrative expenses		(1 888)	(1 799)
Other operating income/(expenses)		393	402
Restructuring	7	(58)	(137)
Acquisition costs business combinations	7	(23)	(38)
Business and asset disposal	7	(24)	(21)

Profit from operations		8 445	8 289
Finance cost	8	(2 792)	(3 596)
Finance income	8	2 593	224

Net finance income/(cost)		(199)	(3 372)
Share of result of associates and joint ventures	14	62	93

Profit before tax		8 308	5 010
Income tax expense	9	(1 666)	(1 420)

Profit of the period		6 642	3 590
Profit of the period attributable to:
Equity holders of AB InBev		6 055	2 954
Non-controlling interest		587	636
Basic earnings per share	15	3.06	1.50
Diluted earnings per share	15	3.01	1.47

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated interim statement of comprehensive income

For the six-month period ended 30 June Million US dollar	2019	2018 restated
Profit of the period	6 642	3 590
Other comprehensive income: items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	(35)	(6)

	(35)	(6)
Other comprehensive income: items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	1 741	(3 737)
Effective portion of changes in fair value of net investment hedges	(27)	49
Cash flow hedges recognized in equity	64	549
Cash flow hedges reclassified from equity to profit or loss	(231)	(227)

	1 547	(3 366)
Other comprehensive income/(loss), net of tax	1 512	(3 372)
Total comprehensive income	8 154	218
Attributable to:
Equity holders of AB InBev	7 603	(173)
Non-controlling interest	551	391

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated interim statement of financial position

As at Million US dollar	Notes	30 June 2019	31 December 2018 restated
ASSETS
Non-current assets
Property, plant and equipment	10	27 517	27 615
Goodwill	11	134 752	133 311
Intangible assets	12	45 195	44 831
Investments in associates and joint ventures	14	5 990	6 136
Investment securities	13	123	108
Deferred tax assets		1 820	1 517
Employee benefits		19	16
Income tax receivables		994	992
Derivatives	19	91	291
Trade and other receivables		777	769

Total non-current assets		217 279	215 587
Current assets
Investment securities	13	87	87
Inventories		4 658	4 234
Income tax receivables		304	457
Derivatives	19	231	16
Trade and other receivables		6 546	6 375
Cash and cash equivalents	13	8 179	7 074
Assets classified as held for sale		51	39

Total current assets		20 056	18 281

Total assets		237 335	233 868
EQUITY AND LIABILITIES
Equity
Issued capital	15	1 736	1 736
Share premium		17 620	17 620
Reserves		21 046	19 061
Retained earnings		29 831	26 068

Equity attributable to equity holders of AB InBev		70 233	64 485
Non-controlling interests		7 898	7 404

Total equity		78 131	71 889
Non-current liabilities
Interest-bearing loans and borrowings	16	101 672	106 997
Employee benefits		2 574	2 681
Deferred tax liabilities		13 396	13 165
Income tax payables		554	576
Derivatives	19	614	766
Trade and other payables	18	1 998	1 816
Provisions		1 120	1 152

Total non-current liabilities		121 928	127 153
Current liabilities
Bank overdrafts	13	105	114
Interest-bearing loans and borrowings	16	10 964	4 584
Income tax payables		1 115	1 220
Derivatives	19	2 807	5 574
Trade and other payables	18	21 799	22 568
Provisions		486	766

Total current liabilities		37 276	34 826

Total equity and liabilities		237 335	233 868

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated interim statement of changes in equity

	Attributable to equity holders of AB InBev
Million US dollar (restated)	Issued Capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income reserves	Deferred share instrument	Retained earnings	Total	Non-controlling interest	Total Equity
As per 1 January 2018	1 736	17 620	(8 980)	45 726	1 753	(14 784)	1 119	28 387	72 576	7 624	80 200
Impact of adopting IFRSs 9 and 15	—	—	—	—	—	—	—	(4)	(4)	(42)	(46)
As per 1 January 2018, as adjusted	1 736	17 620	(8 980)	45 726	1 753	(14 784)	1 119	28 383	72 572	7 582	80 154
Profit of the period	—	—	—	—	—	—	—	2 954	2 954	636	3 590
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	—	(3 352)	—	—	(3 352)	(336)	(3 688)
Cash flow hedges	—	—	—	—	—	229	—	—	229	92	322
Re-measurements of post-employment benefits	—	—	—	—	—	(4)	—	—	(4)	(2)	(6)
Total comprehensive income	—	—	—	—	—	(3 126)	—	2 954	(173)	391	218
Dividends	—	—	—	—	—	—	(56)	(4 392)	(4 448)	(523)	(4 970)
Treasury shares	—	—	2 431	—	—	—	(1 063)	(1 368)	—	(9)	(9)
Share-based payments	—	—	—	—	117	—	—	—	117	(2)	115
Purchase/(sale) of non-controlling interests	—	—	—	—	—	—	—	429	429	(429)	—
Scope and other changes	—	—	—	—	—	—	—	(17)	(17)	22	5

As per 30 June 2018	1 736	17 620	(6 549)	45 726	1 870	(17 910)	—	25 989	68 480	7 032	75 513

	Attributable to equity holders of AB InBev
Million US dollar	Issued Capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income reserves	Deferred share instrument	Retained earnings	Total	Non-controlling interest	Total Equity
As per 1 January 2019	1 736	17 620	(6 549)	45 726	2 037	(22 152)	—	26 068	64 485	7 404	71 889
Profit of the period	—	—	—	—	—	—	—	6 055	6 055	587	6 642
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	—	1 719	—	—	1 719	(3)	1 714
Cash flow hedges	—	—	—	—	—	(134)	—	—	(134)	(34)	(168)
Re-measurements of post-employment benefits	—	—	—	—	—	(37)	—	—	(37)	2	(35)
Total comprehensive income	—	—	—	—	—	1 548	—	6 055	7 603	551	8 154
Dividends	—	—	—	—	—	—	—	(2 339)	(2 339)	(214)	(2 553)
Treasury shares	—	—	279	—	—	—	—	(281)	(2)	(2)	(4)
Share-based payments	—	—	—	—	157	—	—	—	157	3	161
Hyperinflation monetary adjustments	—	—	—	—	—	—	—	127	127	79	206
Scope and other changes	—	—	—	—	—	—	—	202	202	77	279

As per 30 June 2019	1 736	17 620	(6 270)	45 726	2 194	(20 604)	—	29 831	70 233	7 898	78 131

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated interim statement of cash flows

For the six-month period ended 30 June Million US dollar	Notes	2019	2018 restated
OPERATING ACTIVITIES
Profit of the period		6 642	3 590
Depreciation, amortization and impairment		2 299	2 335
Impairment losses on receivables, inventories and other assets		57	65
Additions/(reversals) in provisions and employee benefits		87	76
Net finance cost/(income)	8	199	3 372
Loss/(gain) on sale of property, plant and equipment and intangible assets		(30)	(35)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		—	(1)
Equity-settled share-based payment expense	17	181	167
Income tax expense	9	1 666	1 420
Other non-cash items included in profit		(250)	(284)
Share of result of associates and joint ventures		(62)	(93)

Cash flow from operating activities before changes in working capital and use of provisions		10 789	10 612
Decrease/(increase) in trade and other receivables		(248)	(339)
Decrease/(increase) in inventories		(411)	(440)
Increase/(decrease) in trade and other payables		(934)	(1 519)
Pension contributions and use of provisions		(279)	(282)

Cash generated from operations		8 917	8 032
Interest paid		(2 404)	(2 525)
Interest received		244	218
Dividends received		137	38
Income tax paid		(1 998)	(2 338)

CASH FLOW FROM OPERATING ACTIVITIES		4 896	3 425
INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	10/12	(1 729)	(2 127)
Proceeds from sale of property, plant and equipment and of intangible assets		230	155
Proceeds from SAB transaction-related divestitures		—	(330)
Taxes on SAB transaction-related divestitures		—	(100)
Acquisition of subsidiaries, net of cash acquired	6	(342)	(70)
Sale of subsidiaries, net of cash disposed of	6	92	(2)
Net of tax proceeds from the sale of assets held for sale		2	67
Net proceeds from sale/(acquisition) of investment in short-term debt securities	13	(1)	1 299
Net proceeds from sale/(acquisition) of other assets		(7)	(69)
Net repayments/(payments) of loans granted		—	(73)

CASH FLOW FROM INVESTING ACTIVITIES		(1 755)	(1 250)
FINANCING ACTIVITIES
Purchase of non-controlling interest	15	—	(930)
Proceeds from borrowings	16	22 011	23 767
Payments on borrowings	16	(20 600)	(22 064)
Cash net finance (cost)/income other than interests		(784)	(262)
Payments of lease liabilities	16	(235)	(222)
Dividends paid		(2 389)	(5 132)

CASH FLOW FROM FINANCING ACTIVITIES		(1 997)	(4 843)
Net increase/(decrease) in cash and cash equivalents		1 144	(2 668)
Cash and cash equivalents less bank overdrafts at beginning of year		6 960	10 355
Effect of exchange rate fluctuations		(30)	211

Cash and cash equivalents less bank overdrafts at end of period	13	8 074	7 898

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Notes to the unaudited condensed consolidated interim financial statements

Note
Corporate information	1

Statement of compliance	2

Summary of significant accounting policies	3

Use of estimates and judgments	4

Segment reporting	5

Acquisitions and disposals of subsidiaries	6

Exceptional items	7

Finance cost and income	8

Income taxes	9

Property, plant and equipment	10

Goodwill	11

Intangible assets	12

Cash and cash equivalents and Investments securities	13

Investments in associates	14

Changes in equity and earnings per share	15

Interest-bearing loans and borrowings	16

Share-based payments	17

Trade and other payables	18

Risks arising from financial instruments	19

Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	20

Contingencies	21

Related parties	22

Supplemental guarantor financial information	23

Events after the balance sheet date	24

1. Corporate information

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 175 000 employees based in nearly 50 countries worldwide. For 2018, AB InBev’s reported revenue was 54.6 billion US dollar (excluding joint ventures and associates).

The unaudited condensed consolidated interim financial statements of the company for the six-month period ended 30 June 2019 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations. The condensed consolidated interim financial statements for the six-month periods ended 30 June 2019 and 2018 are unaudited; however, in the opinion of the company, the interim data include all adjustments, consisting of only normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The unaudited condensed interim financial statements were authorized for issue by the Board of Directors on 24 July 2019.

2. Statement of compliance

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 Interim Financial Reporting as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2018. AB InBev did not early apply any new IFRS requirements that were not yet effective in 2019 and did not apply any European carve-outs from IFRS.

3. Summary of significant accounting policies

The accounting policies applied are consistent with those applied in the annual consolidated financial statements ended 31 December 2018, except as described below.

(A) SUMMARY OF CHANGES IN ACCOUNTING POLICIES

IFRS WITH EFFECTIVE APPLICATION FOR ANNUAL PERIODS BEGINNING ON 1ST JANUARY 2019:

IFRS 16 Leases became effective on 1 January 2019 and was applied by the company for the first time as of that date, under the full retrospective application.

IFRS 16 Leases

IFRS 16 replaces the current lease accounting requirements and introduces significant changes to lessee accounting as it removes the distinction between operating and finance leases under IAS 17 Leases and related interpretations and requires a lessee to recognize a right-of-use asset and a lease liability at lease commencement date. IFRS 16 also requires to recognize a depreciation charge related to the right-of-use assets and an interest expense on the lease liabilities, as compared to the recognition of operating lease expense or rental cost on a straight-line basis over the lease term under prior requirements. In addition, the company has amended the consolidated cash flow statement presentation in order to segregate the payment of leases into a principal portion presented within financing activities and an interest component presented within operating activities.

For short-term leases and leases of low value assets, the company continues to recognize a lease expense on a straight-line basis as permitted by IFRS 16, and payments for these leases are presented in cash from operating activities. The company as a lessor continues to classify leases as either finance leases or operating leases and account for those two types of leases differently.

The company has chosen the full retrospective application of IFRS 16 and, consequently, has restated the comparative information in these unaudited consolidated interim financial statements. In addition, the company has applied the practical expedient available on transition to IFRS 16 to not reassess whether a contract is or contains a lease. Accordingly, the definition of a lease under IAS 17 and related interpretations will continue to apply to the leases entered or modified before 1 January 2019.

On transition to IFRS 16, the company recognized 1.7 billion US dollar of right-of-use assets and 1.8 billion US dollar of lease liabilities. Lease liabilities are measured at the present value of future lease payments discounted using the incremental borrowing rates considering the nature of the underlying assets and term of the leases.

Additional information is presented in Note 10 Property, plant and equipment, Note 16 Interest-bearing loans and borrowings and Note 19 Risks arising from financial instruments.

A number of other new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning on 1 January 2019 and have not been listed in these consolidated financial statements as they either do not apply or are immaterial to AB InBev’s consolidated financial statements.

(B) FOREIGN CURRENCIES

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates ruling at the dates the fair value was determined.

TRANSLATION OF THE RESULTS AND FINANCIAL POSITION OF FOREIGN OPERATIONS

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at period-end exchange rates are taken to other comprehensive income (translation reserves).

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES

In May 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina to exceed 100%, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies. IAS 29 requires reporting the results of the company’s operations in Argentina as if these were highly inflationary as of 1 January 2018.

Under IAS 29, the non-monetary assets and liabilities stated at historical cost, the equity and the income statement of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency applying a general price index. These re-measured accounts are used for conversion into US dollar at the period closing exchange rate. As a result, the balance sheet and net results of subsidiaries operating in hyperinflation economies are stated in terms of the measuring unit current at the end of the reporting period.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	30 June 2019	31 December 2018	30 June 2019	30 June 2018
Argentinean peso	42.448916	37.807879	—	20.303664
Australian dollar	1.427417	1.416593	1.411078	1.289543
Brazilian real	3.832200	3.874806	3.834084	3.366036
Canadian dollar	1.308701	1.362882	1.339411	1.274137
Colombian peso	3 915.40	3 246.70	3 217.98	2 871.14
Chinese yuan	6.870377	6.877787	6.786388	6.370323
Euro	0.878735	0.873362	0.884945	0.826887
Mexican peso	19.168357	19.682728	19.218716	18.960515
Pound sterling	0.787830	0.781249	0.771278	0.726980
Peruvian nuevo sol	3.289996	3.369998	3.337727	3.243686
South Korean won	1 156.23	1 115.40	1 143.34	1 072.49
South African rand	14.166747	14.374909	14.176131	12.124443
Turkish lira	5.769347	5.291532	5.529144	3.962502

(C) RECENTLY ISSUED IFRS

There are no new IFRS requirements that are not yet effective which have been early applied in preparing these unaudited condensed consolidated interim financial statements.

A number of amendments to standards are effective for annual periods beginning after 1 January 2019 and have not been discussed because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

4. Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

In preparing these unaudited condensed interim financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of estimating uncertainty mainly related to the reporting of the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses into AB InBev Efes that closed on 30 March 2018 – see Note 6 Acquisitions and disposals of Subsidiaries and Note 14 Investments in associates, and to the adoption of hyperinflation accounting for the company’s Argentinean operations.

In May 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina to exceed 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies as of 1 January 2018. The main principle in IAS 29 is that the financial statements of an entity that reports in the currency of a hyperinflationary economy must be stated in terms of the measuring unit current at the end of the reporting period. Therefore, the non-monetary assets and liabilities stated at historical cost, the equity and the income statement of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency applying a general price index. Monetary items that are already stated at the measuring unit at the end of the reporting period are not restated. These re-measured accounts are used for conversion into US dollar at the period closing exchange rate.

Consequently, the company has applied hyperinflation accounting for its Argentinean subsidiaries for the first time in the year to date September 2018 unaudited condensed interim financial statements, with effect as of 1 January 2018, applying the IAS 29 rules as follows:

•

Non-monetary assets and liabilities stated at historical cost (e.g. property plant and equipment, intangible assets, goodwill, etc.) and equity of Argentina were restated using an inflation index. The hyperinflation accounting impacts resulting from changes in the general purchasing power from 1 January 2018 are reported through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line (see also Note 8 Finance cost and income);

•

The income statement is adjusted at the end of each reporting period using the change in the general price index and is converted at the closing exchange rate of each period (rather than the year to date average rate for non-hyperinflationary economies), thereby restating the year to date income statement account both for inflation index and currency conversion;

•

The unaudited condensed consolidated interim financial statements for the six-month period ended 30 June 2018 and respective income statements and balance sheets of the Argentinean subsidiaries were not restated.

The results for the six-month period ended 30 June 2019, restated for purchasing power, were translated at the June closing rate of 42.448916 Argentinean pesos per US dollar. The results for the six-month period ended 30 June 2018 were translated at the June average rate of 20.303664 Argentinean pesos per US dollar.

In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, when amounts are translated into the currency of non-hyperinflationary economy, the comparative amounts are not adjusted for subsequent changes in the price level or exchange rates.

5. Segment reporting

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates its business through six business segments. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources.

The organizational structure effective as of 1 January 2019 is composed of five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. The company’s revised geographic regions and its Global Export and Holding Companies comprise the company’s six segments for all financial reporting purposes. The key changes in the company’s structure are as follows: (i) the Middle Americas region combines the former Latin America West region and the business unit Central America and Caribbean, that was previously reported in Latin America North region, and (ii) the South America region combines the former Latin America South region and Brazil, that was previously reported in Latin America North region. These organizational changes are effective as of 1 January 2019 and have been reflected in these unaudited condensed consolidated interim financial statements.

AB InBev has restated its 2018 results considering the new IFRS rules on lease accounting as if the company had applied the new standard as of 1 January 2018 and the new company organizational structure effective 1 January 2019 in line with IFRS rules. This presentation is referred to as “2018 restated”.

AB InBev has updated its 2018 segment reporting for purposes of result announcement and internal review by senior management. This presentation (referred to as the “2018 Reference Base”) includes, for comparative purposes and to facilitate the understanding of AB InBev’s underlying performance, (i) the new company organizational structure effective 1 January 2019, (ii) the impact of hyperinflation accounting for the Argentinean operations as if the company had applied hyperinflation accounting as of 1 January 2018 and (iii) restated results considering the new IFRS rules on lease accounting as if the company had applied the new standard as of 1 January 2018.

Following the completion of the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses on 30 March 2018, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes as results of associates as of that date.

All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %). The information presented is for the six-month period ended 30 June 2019 and 2018, except for segment assets (non-current) with comparatives at 31 December 2018.

Segment reporting (Reference Base)

	North America		Middle Americas		South America		EMEA		Asia Pacific		Global Export and holding companies		Consolidated
	2019	2018 Reference Base	2019	2018 Reference Base	2019	2018 Reference Base	2019	2018 Reference Base	2019	2018 Reference Base	2019	2018 Reference Base	2019	2018 Reference Base
Volume	54	55	65	63	67	65	40	42	54	54	—	—	280	279
Revenue	7 701	7 641	5 735	5 597	4 769	4 962	3 786	4 095	4 306	4 367	254	193	26 552	26 854
Normalized EBITDA	3 045	2 995	3 036	2 742	1 976	2 141	1 373	1 507	1 787	1 642	(368)	(325)	10 849	10 702
Normalized EBITDA margin %	39.5%	39.2%	52.9%	49.0%	41.4%	43.1%	36.3%	36.8%	41.5%	37.6%	—	—	40.9%	39.9%
Depreciation, amortization and impairment	(388)	(414)	(441)	(405)	(462)	(492)	(484)	(489)	(370)	(383)	(155)	(138)	(2 300)	(2 319)
Normalized profit from operations (EBIT)	2 656	2 581	2 595	2 337	1 514	1 649	888	1 018	1 417	1 259	(522)	(462)	8 549	8 383

Segment reporting (2018 restated)

	North America		Middle Americas		South America		EMEA		Asia Pacific		Global Export and holding companies		Consolidated
	2019	2018 restated[1]	2019	2018 restated[1]	2019	2018 restated[1]	2019	2018 restated[1]	2019	2018 restated[1]	2019	2018 restated[1]	2019	2018 restated[1]
Volume	54	55	65	63	67	65	40	42	54	54	—	—	280	279
Revenue	7 701	7 641	5 735	5 597	4 769	5 194	3 786	4 095	4 306	4 367	254	193	26 552	27 087
Normalized EBITDA	3 045	2 995	3 036	2 742	1 976	2 259	1 373	1 507	1 787	1 642	(368)	(325)	10 849	10 820
Normalized EBITDA margin %	39.5%	39.2%	52.9%	49.0%	41.4%	43.5%	36.3%	36.8%	41.5%	37.6%	—	—	40.9%	40.0%
Depreciation, amortization and impairment	(388)	(414)	(441)	(405)	(462)	(508)	(484)	(490)	(370)	(383)	(155)	(138)	(2 300)	(2 335)
Normalized profit from operations (EBIT)	2 656	2 581	2 595	2 337	1 514	1 751	888	1 018	1 417	1 259	(522)	(462)	8 549	8 485
Exceptional items (see Note 7)	(1)	—	(26)	(67)	(13)	(6)	(17)	(49)	(5)	(15)	(42)	(59)	(104)	(196)
Profit from operations (EBIT)	2 655	2 581	2 569	2 270	1 501	1 745	871	969	1 412	1 244	(564)	(521)	8 445	8 289
Net finance income/(cost)	—		—		—		—		—		—		(199)	(3 372)
Share of results of associates and joint ventures	—		—		—		—		—		—		62	93
Income tax expense	—		—		—		—		—		—		(1 666)	(1 420)
Profit/(loss)	—		—		—		—		—		—		6 642	3 590
Segment assets (non-current)	63,542	63,443	73,118	71,845	13,716	13,250	42,882	42,874	22,658	22,544	1,363	1,631	217,279	215,587
Gross capex	182	558	471	510	288	309	425	492	256	253	107	68	1 729	2 190

For the six-month period ended 30 June 2019, net revenue from the beer business amounted to 24 463m US dollar (30 June 2018: 24 886m US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 2 089m US dollar (30 June 2018: 2 201m US dollar). Additionally, for the six-month period ended 30 June 2019, net revenue from the company’s business in the United States amounted to 6 833m US dollar (30 June 2018: 6 711m USD dollar) and net revenue from the company’s business in Brazil amounted to 3 516m US dollar (30 June 2018: 3 565m US dollar).

[1]	2018 restated to reflect the changes in segment reporting and the impact of adoption of IFRS 16 under the full retrospective application.

6. Acquisitions and disposals of subsidiaries

The table below summarizes the impact of acquisitions and disposals on the statement of financial position and cash flows of AB InBev for 30 June 2019 and 30 June 2018:

Million US dollar	2019 Acquisitions	2018 Acquisitions	2019 Disposals	2018 Disposals
Non-current assets
Property, plant and equipment	26	—	0	(249)
Intangible assets	307	67	(15)	(17)
Deferred tax assets	0	—	0	(86)
Trade and other receivables	0	1	0	—
Current assets
Inventories	39	1	0	(74)
Income tax receivables	0	—	0	(2)
Trade and other receivables	12	1	0	(77)
Cash and cash equivalents	40	1	0	(4)
Assets held for sale	0	—	0	(27)
Non-current liabilities
Interest-bearing loans and borrowings	(4)	—	0	—
Deferred tax liabilities	(49)	(1)	4	2
Current liabilities
Bank overdrafts	0	—	0	7
Interest-bearing loans and borrowings	(2)	—	0	142
Trade and other payables	(47)	(6)	0	252
Provisions	0	—	0	1

Net identifiable assets and liabilities	322	65	(11)	(132)
Non-controlling interests	(62)	—	0	—
Goodwill on acquisitions and goodwill disposed of	389	—	(15)	(479)
Loss/(gain) on disposal	0	—	(13)	(15)
Consideration to be (paid)/received	(348)	(4)	0	53
Net cash paid on prior years acquisitions/(disposal)	81	10	(53)	12
Recycling of cumulative translation adjustment in respect of net assets	0	—	0	(584)
Contribution in kind	0	—	0	1 150

Consideration paid/(received)	382	71	(92)	5
Cash (acquired)/ disposed of	(40)	(1)	0	(3)

Net cash outflow / (inflow)	342	70	(92)	2

On 30 March 2018, AB InBev completed the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses. Following the closing of the transaction, the operations of AB InBev and Anadolu Efes in Russia and Ukraine are combined under AB InBev Efes. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of the transaction, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes under the equity method as of that date. See also Note 14 Investments in associates.

The transaction described above involved the contribution by AB InBev of its existing Russia and Ukraine businesses to AB InBev Efes in exchange for a 50% ownership in AB InBev Efes. In line with IFRS, the contribution by AB InBev of its existing Russia and Ukraine businesses to AB InBev Efes, with AB InBev losing control, is accounted for as a deemed disposal and the 50% non-controlling interest AB InBev received in AB InBev Efes in exchange for such contribution is accounted for as a deemed acquisition of an investment in associate, with both acquisition and disposal measured at their fair value estimated at 1.15 billion US dollar representing the estimated value of the 50 % investment AB InBev will hold in AB InBev Efes after adjustment for net debt.

When a parent loses control of a subsidiary, IFRS 10 requires all assets and liabilities of the former subsidiary to be derecognized and any gain or loss associated with the deemed disposal interest to be recognized in the consolidated income statement. IFRS also requires that any amounts previously recognized in the consolidated statement of other comprehensive income, including historical translation adjustments, be recycled to the consolidated income statement, at the date when control is lost.

On 30 March 2018, AB InBev derecognized 573m US dollar net assets related to its former Russia and Ukraine businesses and recycled 584m US dollar from other comprehensive income to the consolidated income statement, resulting in a net exceptional, non-cash loss of 7m US dollar (see also Note 7 Exceptional items).

The company undertook a series of additional acquisitions and disposals during 2018 and 2019, with no significant impact in the company’s consolidated financial statements.

7. Exceptional items

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Exceptional items are items, which in management’s judgment need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The company considers these items to be significant in nature, and accordingly, management has excluded these from their segment measure of performance as noted in Note 5 Segment Reporting.

The exceptional items included in the income statement are as follows:

For the six-month period ended 30 June Million US dollar	2019	2018
Restructuring	(58)	(137)
Acquisition costs business combinations	(23)	(38)
Business and asset disposal (including impairment losses)	(24)	(21)

Impact on profit from operations	(104)	(196)
Exceptional net finance income/(cost)	1 166	(494)
Exceptional taxes	(5)	45
Exceptional non-controlling interest	12	(3)

Net impact on profit attributable to equity holders of AB InBev	1 069	(648)

The exceptional restructuring charges for the six-month period ended 30 June 2019 amount to (58)m US dollar (30 June 2018: (137)m US dollar). These charges primarily relate to organizational alignments. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses provide the company with a lower cost base in addition to a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

Acquisition costs of business combinations amount to (23)m US dollar for the six-month period ended 30 June 2019, primarily related to cost incurred to facilitate the combination with SAB (30 June 2018: (38)m US dollar).

Business and asset disposals amount to (24)m US dollar for the six-month period ended 30 June 2019 and primarily relate to cost related to the completion of 2018 disposals. Business and asset disposals amounted to (21)m US dollar for the six-month period ended 30 June 2018 and mainly resulted from the IFRS treatment of the 50:50 merger of AB InBev’s and Anadolu Efes’ Russia and Ukraine businesses and related transaction cost (see also Note 6 Acquisitions and disposals of subsidiaries).

The company recognized a exceptional net finance income of 1 166m US dollar for the six-month period ended 30 June 2019 (30 June 2018: (494)m US dollar cost) – see Note 8 Finance cost and income.

All the above amounts are before income taxes. The exceptional items for the six-month period ended 30 June 2019 increased income taxes by 5m US dollar (30 June 2018: decrease of income taxes by 45m US dollar).

Non-controlling interest on the exceptional items amounts to 12m US dollar for the six-month period ended 30 June 2019 (30 June 2018: (3)m US dollar).

8. Finance cost and income

Finance costs included in the income statement are as follows:

For the six-month period ended 30 June Million US dollar	2019	2018 restated
Interest expense	(2 110)	(2 126)
Capitalization of borrowing costs	12	17
Net interest on net defined liabilities	(48)	(48)
Accretion expense	(290)	(239)
Net foreign exchange losses (net of the effect of foreign exchange derivative instruments)	(48)	(83)
Net losses on hedging instruments that are not part of a hedge accounting relationship	(112)	(237)
Mark-to-market losses on derivatives related to the hedging of share-based payment programs	—	(258)
Tax on financial transactions	(33)	(69)
Other financial costs, including bank fees	(82)	(59)

	(2 711)	(3 102)
Exceptional finance cost	(81)	(494)

Finance costs	(2 792)	(3 596)

Finance income included in the income statement is as follows:

For the six-month period ended 30 June Million US dollar	2019	2018
Interest income	152	155
Mark-to-market gains on derivatives related to the hedging of share-based payment programs	1 124	—
Net gains from hedge ineffectiveness	8	—
Hyperinflation monetary adjustments	48	—
Other financial income	14	69

	1 346	224
Exceptional finance income	1 247	—

Finance income	2 593	224

Finance costs, excluding exceptional items, decreased by 391m US dollar compared to 2018 mainly as a result of mark-to-market on derivatives related to the hedging of share-based payment programs. In the six-month period ended 30 June 2019, the mark-to-market on such derivatives amounted to a gain of 1 124m US dollar (30 June 2018: 258m US dollar loss).

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in China and South Africa. Interest is capitalized at a borrowing rate ranging from 3% to 4%.

In the six-month period ended 30 June 2019, accretion expense includes interest on lease liabilities of 57m US dollar (30 June 2018: 62m US dollar).

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 19 Risks arising from financial instruments.

Exceptional net finance cost for the six-month period ended 30 June 2019 includes foreign exchange translation losses on intragroup loans that were historically reported in equity and were recycled to profit and loss account, upon the reimbursement of these loans and cost related to incremental accruals of deferred considerations on prior year acquisitions.

Exceptional net finance income for the six-month period ended 30 June 2019 includes:

•

556m US dollar gains resulting from positive mark-to-market adjustments on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo (30 June 2018: 127m US dollar loss). See also Note 15 Changes in equity and earnings per share;

•

542m US dollar gains resulting from positive mark-to-market adjustments on derivatives entered into to hedge the restricted shares issued in connection with the combination with SAB (30 June 2018: 123m US dollar loss);

•	149m US dollar gains resulting from the early termination of certain bonds (30 June 2018: 244m US dollar loss).

No interest income was recognized on impaired financial assets.

9. Income taxes

Income taxes recognized in the income statement can be detailed as follows:

For the six-month period ended 30 June Million US dollar	2019	2018 restated
Current tax expense
Current tax year	(1 834)	(1 556)
Deferred tax (expense)/income	168	136

Total income tax expense in the income statement	(1 666)	(1 420)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

For the six-month period ended 30 June Million US dollar	2019	2018 restated
Profit before tax	8 308	5 010
Deduct share of result of associates and joint ventures	62	93

Profit before tax and before share of result of associates and joint ventures	8 246	4 917
Adjustments on taxable basis
Government incentives	(379)	(354)
Non-deductible/(non-taxable) marked to market on derivatives	(2 222)	508
Other expenses not deductible for tax purposes	1 098	1 082
Other non-taxable income	(549)	(478)

	6 194	5 675
Aggregated weighted nominal tax rate	26.1%	26.8%
Tax at aggregated weighted nominal tax rate	(1 614)	(1 520)
Adjustments on tax expense
Utilization of tax losses not previously recognized	38	119
Recognition of deferred taxes assets on previous years’ tax losses	3	42
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(126)	(147)
(Underprovided)/overprovided in prior years	13	(33)
Deductions from interest on equity	197	215
Deductions from goodwill	11	7
Other tax deductions	108	196
Change in tax rate	(9)	11
Withholding taxes	(257)	(227)
Other tax adjustments	(30)	(83)

	(1 666)	(1 420)
Effective tax rate	20.2%	28.9%

The total income tax expense for the six-month period ended 30 June 2019 amounts to 1 666m US dollar compared to 1 420m US dollar in 2018. The effective tax rate decreased from 28.9% for the six-month period ended 30 June 2018 to 20.2% for the six-month period ended 30 June 2019. The 2019 effective tax rate was positively impacted by non-taxable gains from derivatives related to the hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. The 2018 effective tax rate was negatively impacted by non-deductible losses from these derivatives.

The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.

10. Property, plant and equipment

Property, plant and equipment comprises owned and leased assets, as follows:

Million US dollar	30 June 2019	31 December 2018 restated
Property, plant and equipment owned	25 462	25 638
Property, plant and equipment leased (right-of-use assets)	2 055	1 977

Total property, plant and equipment	27 517	27 615

Property, plant and equipment owned by the company is detailed as follows:

	30 June 2019				31 December 2018 restated
Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	12 155	33 540	2 274	47 969	48 297
Effect of movements in foreign exchange	47	95	14	156	(3 086)
Acquisitions	57	623	884	1 564	4 342
Acquisitions through business combinations	—	19	2	21	2
Disposals	(86)	(1 218)	(1)	(1 305)	(1 474)
Disposals through the sale of subsidiaries	—	—	—	—	(1 128)
Transfer (to)/from other asset categories and other movements[1]	97	1 041	(1 173)	(35)	1 014

Balance at end of the period	12 270	34 100	2 000	48 370	47 969
Depreciation and impairment losses
Balance at end of previous year	(3 450)	(18 881)	—	(22 331)	(21 414)
Effect of movements in foreign exchange	(6)	(40)	—	(46)	1 392
Depreciation	(207)	(1 502)	—	(1 709)	(3 530)
Disposals	39	1 119	—	1 158	1 249
Disposals through the sale of subsidiaries	—	—	—	—	818
Impairment losses	—	(33)	—	(33)	(91)
Transfer to/(from) other asset categories and other movements[1]	35	18	—	53	(755)

Balance at end of the period	(3 589)	(19 319)	—	(22 908)	(22 331)
Carrying amount
at 31 December 2018	8 704	14 659	2 274	25 638	25 638
at 30 June 2019	8 680	14 781	2 000	25 462	—

As at 30 June 2019, the carrying amount of property, plant and equipment subject to restrictions on title amounts to 6m US dollar (31 December 2018: 8m US dollar).

Contractual commitments to purchase property, plant and equipment amounted to 708m US dollar as at 30 June 2019 compared to 416m US dollar as at 31 December 2018.

AB InBev’s net capital expenditures in the statement of cash flow amounted to 1 499m US dollar in the first six months of 2019 compared to 2 282m US dollar for the same period last year. Out of the total 2019 capital expenditures approximately 38% was used to improve the company’s production facilities while 52% was used for logistics and commercial investments and 10% was used for improving administrative capabilities and purchase of hardware and software.

Property, plant and equipment leased by the company (right-of-use assets) is detailed as follows:

	2019
Million US dollar	Land and buildings	Machinery, equipment and other	Total
Net carrying amount at 30 June	1 733	322	2 055
Depreciation for the period	(180)	(79)	(259)

[1]

The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies.

	2018 restated
Million US dollar	Land and buildings	Machinery, equipment and other	Total
Net carrying amount at 31 December	1 624	353	1 977
Depreciation for the period	(165)	(81)	(246)

Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements of 27 years. These lease agreements mature in November 2034. Furthermore, the company leases a number of warehouses, trucks, factory facilities and other commercial buildings. The leases typically run for a period of five to ten years. Lease payments are increased annually to reflect market rentals, if applicable. None of the leases include contingent rentals.

Additions to right-of-use assets for the six-month period ended 30 June 2019 were 293m US dollar (2018: 121m US dollar). The expense related to short-term and low value leases and variable lease payments that are not included in the measurement of the lease liabilities is not significant. During the six-month period ended 30 June 2019, AB InBev recognized right-of-use assets on acquisitions of subsidiaries of 5m US dollar – see also note 6 Acquisitions and disposals of subsidiaries.

The company leases out pub real estate for an average outstanding period of 6 to 8 years and part of its own property under operating leases.

11. Goodwill

Million US dollar	30 June 2019	31 December 2018
Acquisition cost
Balance at end of previous year	133 316	140 980
Effect of movements in foreign exchange	967	(7 541)
Disposals through the sale of subsidiaries	(15)	(652)
Acquisitions through business combinations	389	107
Hyperinflation monetary adjustments	100	435
Reclassified as held for sale	—	(13)

Balance at end of the period	134 757	133 316
Impairment losses
Balance at end of previous year	(5)	(40)
Disposals through the sale of subsidiaries	—	35

Balance at end of the period	(5)	(5)
Carrying amount
at 31 December 2018	133 311	133 311
at 30 June 2019	134 752	—

During the six-month period ended 30 June 2019, AB InBev recognized goodwill on acquisitions of subsidiaries of 388m US dollar – see also note 6 Acquisitions and disposals of subsidiaries.

On 30 March 2018, AB InBev completed the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses. Following this merger, the company derecognized its Russian and Ukrainian net assets including goodwill (see also Note 6 Acquisitions and disposals of subsidiaries).

AB InBev’s annual goodwill impairment testing is performed during the fourth quarter of the year, or whenever a triggering event has occurred.

12. Intangible assets

	30 June 2019					31 December 2018
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total
Acquisition cost
Balance at end of previous year	42 133	2 949	2 692	691	48 465	48 871
Effect of movements in foreign exchange	169	(3)	4	5	175	(1 765)
Acquisitions through business combinations	301	—	5	1	307	24
Acquisitions and expenditures	—	8	39	66	113	668
Disposals	—	(11)	(18)	—	(29)	(96)
Disposals through the sale of subsidiaries	(15)	—	—	—	(15)	(47)
Transfer (to)/from other asset categories and other movements[1]	5	52	(224)	(66)	(233)	810

Balance at end of period	42 593	2 995	2 498	697	48 783	48 465
Amortization and impairment losses
Balance at end of previous year	(32)	(1 479)	(2 002)	(121)	(3 634)	(2 997)
Effect of movements in foreign exchange	—	2	(4)	(1)	(3)	164
Amortization	—	(79)	(159)	(24)	(262)	(445)
Disposals	—	11	15	—	26	14
Disposals through the sale of subsidiaries	—	—	—	—	—	30
Transfer to/(from) other asset categories and other movements[1]	—	(24)	312	(3)	285	(400)

Balance at end of period	(32)	(1 569)	(1 838)	(149)	(3 588)	(3 634)
Carrying value
at 31 December 2018	42 101	1 470	690	570	44 831	44 831
at 30 June 2019	42 561	1 426	660	548	45 195	—

During the six-month period ended 30 June 2019, AB InBev recognized intangible assets on acquisitions of subsidiaries of 307m US dollar – see also note 6 Acquisitions and disposals of subsidiaries.

On 2 May 2018, AB InBev recovered the Budweiser distribution rights in Argentina from Compañia Cervecerías Unidas S.A. (“CCU”). The transaction involved the transfer of the Isenbeck, Iguana, Diosa, Norte and Baltica brands, along with a cash payment of 306m US dollar and other commitments. The Budweiser distribution rights have been assigned an indefinite useful life.

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred.

[1]

The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies.

13. Cash and cash equivalents and Investment securities

Million US dollar	30 June 2019	31 December 2018
Short-term bank deposits	3 283	2 233
Cash and bank accounts	4 896	4 841

Cash and cash equivalents	8 179	7 074
Bank overdrafts	(105)	(114)

	8 074	6 960

The cash outstanding per 30 June 2019 includes restricted cash for an amount of 80m US dollar (31 December 2018: 2m US dollar). This restricted cash refers to outstanding consideration payable to former Anheuser-Busch shareholders who did not yet claim the proceeds from the 2008 combination (2m US dollar) and amounts deposited on a blocked account related to the state aid investigation into the Belgian excess profit ruling system (78m US dollar) – see also Note 21 Contingencies.

Million US dollar	30 June 2019	31 December 2018
Investment in unquoted companies	98	84
Investment on debt securities	25	24

Non-current investments	123	108
Investment on debt securities	87	87

Current investments	87	87

As of 30 June 2019, current debt securities of 87m US dollar mainly represented investments in government bonds (31 December 2018: 87m US dollar). The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

14. Investments in associates

A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2019			2018
Million US dollar	AB InBev Efes	Castel	Efes	AB InBev Efes	Castel	Efes
Balance at 1 January	1 159	3 279	479	—	3 480	694
Effect of movements in foreign exchange	—	(18)	(39)	—	(87)	(116)
Acquisitions	—	—	—	1 150	—	—
Dividends received	(14)	(88)	(15)	—	(18)	—
Share of results of associates	(10)	56	(5)	(2)	76	(27)

Balance at 30 June	1 135	3 229	420	1 148	3 451	551

On 30 March 2018, AB InBev completed the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses. Following the closing of the transaction, the operations of AB InBev and Anadolu Efes in Russia and Ukraine are now combined under AB InBev Efes. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of the transaction, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes under the equity method as of that date. See also Note 6 Acquisitions and disposals of subsidiaries.

During the first six months of 2019, associates that are not individually material contributed to 21m US dollar to the results of investment in associates (2018: 46m US dollar).

15. Changes in equity and earnings per share

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during 2019:

ISSUED CAPITAL	Issued capital
	Million shares	Million US dollar
At the end of the previous year	2 019	1 736
Changes during the period	—	—

	2 019	1 736
Of which:
Ordinary shares	1 693	—
Restricted shares	326	—

TREASURY SHARES	Treasury shares		Result on the use of treasury shares
	Million shares	Million US dollar	Million US dollar
At the end of the previous year	62.5	(6 549)	(2 383)
Changes during the period	(2.6)	279	(173)

	59.9	(6 270)	(2 556)

As at 30 June 2019, the share capital of AB InBev amounts to 1 238 608 344.12 euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 59 862 607 are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 325 999 817 restricted shares. As at 30 June 2019, the total of authorized, un-issued capital amounts to 37m euro.

The treasury shares held by the company are reported in equity in Treasury shares.

The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. The restricted shares will be convertible at the election of the holder into new ordinary shares on a one-for-one basis with effect from the fifth anniversary of completion of the SAB combination. From completion of the SAB combination, such restricted shares will rank equally with the ordinary shares with respect to dividends and voting rights.

The shareholders’ structure based on the notifications made to the company pursuant to the Belgian Law of 02 May 2007 on the disclosure of significant shareholdings in listed companies is included in the Corporate Governance section of AB InBev’s annual report.

CHANGES IN OWNERSHIP INTERESTS

In compliance with IFRS 10, the acquisition of additional shares in a subsidiary is accounted for as an equity transaction with owners.

During the first six months of 2019, there were no significant purchases of non-controlling interests in subsidiaries. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

DIVIDENDS

On 24 October 2018, an interim dividend of 0.80 euro per share or approximately 1 565m euro was approved by the Board of Directors. This interim dividend was paid out on 29 November 2018. On 24 April 2019, in addition to the interim dividend paid on 29 November 2018, a dividend of 1.00 euro per share or 1 978m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2018 fiscal year of 1.80 euro per share or 3 557m euro. The dividend was paid out on 9 May 2019.

On 25 October 2017, an interim dividend of 1.60 euro per share or 3 089m euro was approved by the Board of Directors. This interim dividend was paid out on 16 November 2017. On 25 April 2018, in addition to the interim dividend paid on 16 November 2017, a dividend of 2.00 euro per share or 3 867m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2017 fiscal year of 3.60 euro per share or 6 956m euro. The dividend was paid out on 3 May 2018.

TRANSLATION RESERVES

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment.

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As at 30 June 2019, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.

Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 15%.

DEFERRED SHARE INSTRUMENT

In a transaction related to the combination with Grupo Modelo, selected Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 922 AB InBev shares to be delivered within 5 years for a consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013.

On 21 May 2018, AB InBev delivered the shares that were due under the deferred share instruments through the use of AB InBev treasury shares.

Until the delivery of the AB InBev shares, AB InBev paid a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders were compensated on an after-tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

The deferred share instrument was classified as an equity instrument, in line with IAS 32, as the number of shares and consideration received are fixed. The coupon to compensate for the dividend equivalent is reported through equity. On 3 May 2018, the company paid a coupon of 2.00 euro per share or approximately 56m US dollar.

STOCK LENDING

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 25 million of its own ordinary shares. As of 30 June 2019, the outstanding balance of loaned securities amounted to 25 million, of which 24 million were used to fulfil stock option plan commitments. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend.

OTHER COMPREHENSIVE INCOME RESERVES

The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation Reserves	Hedging Reserves	Post-employment benefits	Total OCI Reserves
As per 1 January 2019	(21 079)	494	(1 567)	(22 152)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	1 719	—	—	1 719
Cash flow hedges	—	(134)	—	(134)
Re-measurements of post-employment benefits	—	—	(37)	(37)
Total comprehensive income	1 719	(134)	(37)	1 548

As per 30 June 2019	(19 360)	360	(1 604)	(20 604)

Million US dollar (restated)	Translation Reserves	Hedging Reserves	Post-employment benefits	Total OCI Reserves
As per 1 January 2018	(13 705)	586	(1 665)	(14 784)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	(3 352)	—	—	(3 352)
Cash flow hedges	—	229	—	229
Re-measurements of post-employment benefits	—	—	(4)	(4)
Total comprehensive income	(3 352)	229	(4)	(3 126)

As per 30 June 2018	(17 057)	815	(1 669)	(17 910)

EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2019 is based on the profit attributable to equity holders of AB InBev of 6 055m US dollar (30 June 2018: 2 954m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2019	2018
Issued ordinary and restricted shares at 1 January, net of treasury shares	1 957	1 934
Effect of stock lending	22	18
Effect of delivery of treasury shares	1	5
Effect of undelivered shares under the deferred share instrument	—	18

Weighted average number of ordinary and restricted shares at 30 June	1 980	1 975

The calculation of diluted earnings per share for the six-month period ended 30 June 2019 is based on the profit attributable to equity holders of AB InBev of 6 055m US dollar (30 June 2018: 2 954m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2019	2018
Weighted average number of ordinary and restricted shares at 30 June	1 980	1 975
Effect of share options, warrants and restricted stock units	31	37

Weighted average number of ordinary and restricted shares (diluted) at 30 June	2 011	2 012

The calculation of earnings per share before exceptional items is based on the profit attributable to equity holders of AB InBev. A reconciliation of profit before exceptional items, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

For the six-month period ended 30 June Million US dollar	2019	2018 restated
Profit before exceptional items, attributable to equity holders of AB InBev	4 986	3 602
Exceptional items, before taxes (refer to Note 7)	(104)	(196)
Exceptional finance income/(cost), before taxes (refer to Note 8)	1 166	(494)
Exceptional taxes (refer to Note 7)	(5)	45
Exceptional non-controlling interest (refer to Note 7)	12	(3)

Profit attributable to equity holders of AB InBev	6 055	2 954

The calculation of the Underlying EPS is based on the profit before exceptional items, mark-to-market gains or losses on derivatives related to the hedging of share-based payment programs and hyperinflation accounting impacts, attributable to equity holders of AB InBev. A reconciliation of profit before exceptional items, mark-to-market gains or losses and hyperinflation accounting impacts, attributable to equity holders of AB InBev to profit before exceptional items, attributable to equity holders of AB InBev, is calculated as follows:

For the six-month period ended 30 June Million US dollar	2019	2018 restated
Profit before exceptional items, mark-to-market gains or losses and hyperinflation accounting impacts, attributable to equity holders of AB InBev	3 866	3 860
Mark-to-market gains / (losses) on derivatives related to the hedging of share-based payment programs (refer to Note 8)	1 124	(258)
Hyperinflation accounting impacts	(4)	—

Profit before exceptional items, attributable to equity holders of AB InBev	4 986	3 602

The table below sets out the EPS calculation:

For the six-month period ended 30 June Million US dollar	2019	2018 restated
Profit attributable to equity holders of AB InBev	6 055	2 954
Weighted average number of ordinary and restricted shares	1 980	1 975
Basic EPS	3.06	1.50
Profit before exceptional items, attributable to equity holders of AB InBev	4 986	3 602
Weighted average number of ordinary and restricted shares	1 980	1 975
Basic EPS before exceptional items	2.52	1.82
Profit before exceptional items, mark-to-market gains or losses and hyperinflation accounting impacts, attributable to equity holders of AB InBev	3 866	3 860
Weighted average number of ordinary and restricted shares	1 980	1 975
Underlying EPS	1.95	1.95
Profit attributable to equity holders of AB InBev	6 055	2 954
Weighted average number of ordinary and restricted shares (diluted)	2 011	2 012
Diluted EPS	3.01	1.47
Profit before exceptional items, attributable to equity holders of AB InBev	4 986	3 602
Weighted average number of ordinary and restricted shares (diluted)	2 011	2 012
Diluted EPS before exceptional items	2.48	1.79

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 64m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 30 June 2019.

16. Interest-bearing loans and borrowings

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk - refer to Note 19 Risks arising from financial instruments.

NON-CURRENT LIABILITIES Million US dollar	30 June 2019	31 December 2018 restated
Secured bank loans	105	109
Unsecured bank loans	87	86
Unsecured bond issues	99 711	105 170
Unsecured other loans	62	57
Lease liabilities	1 707	1 575

Non-current interest-bearing loans and borrowings	101 672	106 997

CURRENT LIABILITIES Million US dollar	30 June 2019	31 December 2018 restated
Secured bank loans	576	370
Commercial papers	3 122	1 142
Unsecured bank loans	662	22
Unsecured bond issues	6 216	2 626
Unsecured other loans	12	14
Lease liabilities	376	410

Current interest-bearing loans and borrowings	10 964	4 584

The current and non-current interest-bearing loans and borrowings amount to 112.6 billion US dollar as of 30 June 2019, compared to 111.6 billion US dollar as of 31 December 2018.

Commercial papers amount to 3.1 billion US dollar as of 30 June 2019 and include programs in US dollar and euro with a total authorized issuance up to 3.0 billion US dollar and 1.0 billion euro, respectively.

During 2019, AB InBev completed the issuance of the following series of bonds:

Issuer	Issue date	Aggregate principal amount (in millions)	Currency	Interest rate	Maturity date
Anheuser-Busch InBev Worldwide	23 January 2019	2 500	USD	4.150%	23 January 2025
Anheuser-Busch InBev Worldwide	23 January 2019	4 250	USD	4.750%	23 January 2029
Anheuser-Busch InBev Worldwide	23 January 2019	750	USD	4.900%	23 January 2031
Anheuser-Busch InBev Worldwide	23 January 2019	2 000	USD	5.450%	23 January 2039
Anheuser-Busch InBev Worldwide	23 January 2019	4 000	USD	5.550%	23 January 2049
Anheuser-Busch InBev Worldwide	23 January 2019	2 000	USD	5.800%	23 January 2059
Anheuser-Busch InBev SA/NV	29 March 2019	1 250	EUR	1.125%	1 July 2027
Anheuser-Busch InBev SA/NV	29 March 2019	1 000	EUR	1.650%	28 March 2031

On 11 February 2019, the company completed the tender offers of twelve notes issued by Anheuser-Busch InBev Finance, Anheuser-Busch Companies, LLC (“ABC”) and Anheuser-Busch InBev Worldwide Inc and repurchased 16.3 billion US dollar aggregate principal amount of these notes. The total principal amount accepted in the tender offers is set out in the table below.

Issuer	Title of series of notes issued exchanged	Original principal amount outstanding (in million US dollar)	Principal amount outstanding purchased (in million US dollar)	Principal amount outstanding after purchase (in million US dollar)
Anheuser-Busch InBev Finance	2.650 Notes due 2021	4 968	2 519	2 449
Anheuser-Busch InBev Finance	Floating Rate Notes due 2021	500	189	311
Anheuser-Busch InBev Worldwide	4.375% Notes due 2021	500	215	285
Anheuser-Busch InBev Worldwide	3.750% Notes due 2022	2 350	1 101	1 249
Anheuser-Busch InBev Worldwide	2.500% Notes due 2022	3 000	1 296	1 704
Anheuser-Busch InBev Finance	2.625% Notes due 2023	1 250	607	643
Anheuser-Busch InBev Finance	3.300% Notes due 2023	6 000	2 886	3 114
Anheuser-Busch InBev Worldwide	Floating Rate Notes due 2024	500	271	229
Anheuser-Busch InBev Worldwide	3.500% Notes due 2024	1 500	846	654
Anheuser-Busch InBev Finance	3.700% Notes due 2024	1 400	535	865
Anheuser-Busch InBev Finance	3.650% Notes due 2026	2 445	812	1 633
Anheuser-Busch InBev Worldwide and Anheuser-Busch Companies	3.650% Notes due 2026	8 555	5 064	3 491

These tender offers were financed with cash.

On 25 April 2019, the company redeemed outstanding principal amount of certain notes due in 2020 and 2023. The principal amount of the notes that were retired is approximately 2.3 billion US dollar. The total principal amount of the redemptions is set out in the table below.

Issuer	Title of series of notes issued exchanged	Currency	Original principal amount outstanding	Principal amount outstanding purchased	Principal amount outstanding after purchase
Anheuser-Busch InBev	2.250% Notes due 2020	EUR	750	750	—
Anheuser-Busch InBev Worldwide	3.750% Notes due 2022	USD	1 249	1 249	—
Anheuser-Busch InBev Finance	3.300% Notes due in 2023	USD	3 114	315	2 799

The redemption of these notes was financed with cash.

AB InBev is in compliance with all its debt covenants as of 30 June 2019. The 2010 senior facilities do not include restrictive financial covenants.

See Note 19 Risks arising from financial instruments for the details on the contractual maturities of interest-bearing loans and borrowings.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

AB InBev’s net debt was restated to reflect the impact of the adoption of IFRS 16 and amounted to 104.2 billion US dollar as of 30 June 2019 and 31 December 2018. Apart from operating results net of capital expenditures, the net debt is mainly impacted by the payment of interests and taxes (4.2 billion US dollar), settlement of derivatives (0.8 billion US dollar increase of net debt) and dividend payments to shareholders of AB InBev (2.4 billion US dollar). Net debt to normalized EBITDA was 4.61x for the 12-month period ending 31 December 2018 on a Restated base and 4.58x for the 12-month period ending 30 June 2019 on a Reference base.

The following table provides a reconciliation of AB InBev’s net debt as of the dates indicated:

Million US dollar	30 June 2019	31 December 2018 restated
Non-current interest-bearing loans and borrowings	101 672	106 997
Current interest-bearing loans and borrowings	10 964	4 584

Interest-bearing loans and borrowings	112 636	111 581
Bank overdrafts	105	114
Cash and cash equivalents	(8 179)	(7 074)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(238)	(267)
Debt securities (included within Investment securities)	(112)	(111)

Net debt	104 212	104 242

RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below details changes in the company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be classified in the company’s consolidated statement of cash flows from financing activities.

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long-term debt
Balance at 1 January 2019	106 997	4 584
Proceeds from borrowings	18 087	3 924
Payments on borrowings	(18 716)	(1 884)
Capitalization / (payment) of lease liabilities	321	(235)
Amortized cost	44	1
Unrealized foreign exchange effects	(363)	35
Current portion of long-term debt	(4 565)	4 565
Other movements	(133)	(26)

Balance at 30 June 2019	101 672	10 964

17. Share-based payments1

Different share and share option programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev or Ambev. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option. All the company share-based payment plans are equity-settled.

Share-based payment transactions resulted in a total expense of 185m US dollar for the six-month period ended 30 June 2019, as compared to 173m US dollar for the six-month period ended 30 June 2018.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan

During 2019, AB InBev issued 0.6m of matching restricted stock units in relation to bonus granted to company employees and management. These matching restricted stock units are valued at the share price at the day of grant representing a fair value of approximately 51m US dollar and cliff vest after five years.

Restricted Stock Units Plan for Directors

Since the annual shareholder meeting of 24 April 2019, the share-based portion of the remuneration of the directors of the company is granted under the form of restricted stock units and no longer under the form of stock options as was previously the case. Such restricted stock units vest after 5 years and, upon vesting, entitle their holders to one AB InBev share per restricted stock unit.

During 2019, approximately 0.1m restricted stock units were granted to directors with an estimated fair value of 4m US dollar.

LTI Stock Option Plan for Executives

During 2019, AB InBev issued 1.0m LTI stock options with an estimated fair value of 11m US dollar. Out of these, 0.3m stock options were granted to members of the Executive Committee.

Performance related incentive plan for Disruptive Growth Function

During 2019, approximately 0.3m performance units were granted to senior management of the Disruptive Growth Function. The value of the performance units will depend on the return of the Disruptive Growth business area.

[1]	Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated.

The units vest after 5 years provided a performance test is met. Specific forfeiture rules apply in case the executive leaves the company.

Other Grants

AB InBev has in place three specific long-term incentive programs.

One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, whereby grants are made at the discretion of the CEO, e.g. as a special retention incentive or to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in case of termination of service before the vesting date, special forfeiture rules apply. In 2019, no new restricted stock units were granted under this program.

A second program allows for the exceptional offer of restricted stock units to certain employees at the discretion of the Remuneration Committee of AB InBev as a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive two series of restricted stock units, the first half of the restricted stock units vesting after five years, the second half after ten years. As a variant under this program, the restricted stock units may be granted with a shorter vesting period of 2.5 to 3 years for the first half and 5 years for the second half of the restricted stock units. In case of termination of service before the vesting date, special forfeiture rules apply. As of 2017, instead of restricted stock units, stock options may be granted under the program with similar vesting and forfeiture rules. Each option gives the grantee the right to purchase one existing AB InBev share. During 2019, approximately 0.1m restricted stock units were granted to senior management with an estimated fair value of 2m US dollar.

A third program allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) for newly hired employees. The voluntary investment in company shares leads to the grant of an amount of matching restricted stock units or stock options which vest after 5 years. In case of termination before the vesting date, special forfeiture rules apply. In 2019, employees purchased 0.1m shares under this program for the equivalent of 1m US dollar.

In 2018 a new program was implemented allowing for the offer of performance based restricted stock units (“Performance RSUs”) to certain members of the company’s senior management. Upon vesting, each RSU gives the executive the right to receive one existing AB InBev share. The Performance RSUs can have a vesting period of 5 years or of 10 years. The shares resulting from the RSU vesting will only be delivered provided a performance test is met by the company. This performance test is based on an organic EBITDA compounded annual growth rate target which must be achieved by 31 December 2024 at the latest. Specific forfeiture rules apply if the employee leaves the company before the performance test achievement or vesting date. In 2019, no new Performance RSUs were granted under this program.

In order to maintain consistency of benefits granted to executives and to encourage international mobility of executives, an options exchange program can be executed whereby unvested options are exchanged against restricted shares that remain locked-up until 5 years after the end of the initial vesting period. The shares that result from the exercise of the options must in principle remain locked-up until 31 December 2023. In 2019, no options were exchanged against ordinary blocked shares.

The Board has also approved the early release of vesting conditions of unvested stock options or restricted stock units which are vesting within 6 months of the executives’ relocation. The shares that result from the early exercise of the options or the early vesting of the restricted stock units must remain blocked until the end of the initial vesting period. In 2019, the vesting of 0.1m stock options and restricted stock units was accelerated under this program for members of the senior management.

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Since 2005, Ambev has had a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. In 2019, Ambev did not issue deferred stock units.

Since 2018, Ambev has a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 3.8m restricted stock units in 2019 with an estimated fair value of 15.3m US dollar.

As from 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2019, Ambev granted 1.4m LTI stock options with an estimated fair value of 2.0m US dollar. Additionally, as a means of creating a long term incentive (wealth incentive) for certain senior employees and members of management considered as having “high potential”, share appreciation rights in the form of phantom stocks have been granted to those employees, pursuant to which the beneficiary shall receive two separate lots – Lot A and Lot B – subject to lockup periods of five and ten years, respectively.

18. Trade and other payables

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	30 June 2019	31 December 2018
Indirect taxes payable	187	194
Trade payables	176	238
Deferred consideration on acquisitions	1 513	1 247
Other payables	122	138

Non-current trade and other payables	1 998	1 816

CURRENT TRADE AND OTHER PAYABLES

Million US dollar	30 June 2019	31 December 2018
Trade payables and accrued expenses	14 538	15 512
Payroll and social security payables	943	900
Indirect taxes payable	2 351	2 633
Interest payable	1 547	1 616
Consigned packaging	1 252	1 093
Dividends payable	398	331
Deferred income	33	32
Deferred consideration on acquisitions	241	163
Other payables	496	289

Current trade and other payables	21 799	22 568

As at 30 June 2019, deferred consideration on acquisitions is mainly comprised of 0.6 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev and ELJ which may result in Ambev acquiring additional shares in Cervecería Nacional Dominicana S.A. (“CND”).

In 2016, the European Commission announced an investigation into alleged abuse of a dominant position by AB InBev in Belgium through certain practices aimed at restricting trade from other European Union member states to Belgium. In connection with these ongoing proceedings, AB InBev recognized a provision of 230m US dollar in 2018. On 13 May 2019, the European Commission announced that it had fined AB InBev a total of 200m euro (225m US dollar) for breaching EU antitrust rules. The total fine to be paid has been recognized as part of current other payables as at 30 June 2019.

19. Risks arising from financial instruments

FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Set out below is an overview of financial assets1 held by the company at year-end:

Million US dollar	30 June 2019	31 December 2018
Debt instruments at amortized cost
Trade and other receivables	6 392	6 298
Debt instruments at fair value through OCI
Unquoted debt	25	24
Debt instruments at fair value through profit or loss
Quoted debt	87	87
Equity instruments at fair value through OCI
Unquoted companies	98	84
Financial assets at fair value through profit or loss
Derivatives not designated in hedge accounting relationships:
Interest rate swaps	17	9
Cross currency interest rate swaps	109	32
Other derivatives	36	20
Derivatives designated in hedge accounting relationships:
Foreign exchange forward contracts	120	191
Foreign currency futures	5	—
Commodities	35	54

	6 924	6 799
Of which:
Non-current	843	1 068
Current	6 081	5 731

[1]	Cash and short term deposits are not included in this overview.

Set out below is an overview of financial liabilities held by the company at year-end:

Million US dollar	30 June 2019	31 December 2018 restated
Financial liabilities at fair value through profit or loss
Derivatives not designated in hedge accounting relationships:
Equity swaps	2 657	4 877
Cross currency interest rate swaps	213	387
Other derivatives	10	456
Derivatives designated in hedge accounting relationships:
Foreign exchange forward contracts	172	132
Cross currency interest rate swaps	85	103
Interest rate swaps	8	56
Commodities	185	273
Other derivatives	90	56
Financial liabilities at amortized cost
Trade and other payables	20 316	20 658
Non-current interest-bearing loans and borrowings:
Secured bank loans	105	109
Unsecured bank loans	87	86
Unsecured bond issues	99 711	105 170
Unsecured other loans	62	57
Lease liabilities	1 707	1 575
Current interest-bearing loans and borrowings:
Secured bank loans	576	370
Unsecured bank loans	662	22
Unsecured bond issues	6 216	2 626
Unsecured other loans	12	14
Commercial paper	3 122	1 142
Bank overdrafts	105	114
Lease liabilities	376	410

	136 477	138 693
Of which:
Non-current	104 095	109 425
Current	32 382	29 268

DERIVATIVES

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on a combined basis and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

The main derivative instruments used are foreign currency rate agreements, exchange traded foreign currency futures and options, interest rate swaps and forwards, cross currency interest rate swaps (“CCIRS”), exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps.

The table below provides an overview of the notional amounts of derivatives outstanding at 30 June 2019 and 31 December 2018 by maturity bucket.

	30 June 2019					31 December 2018
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years
Foreign currency
Forward exchange contracts	10 048	21	—	—	—	11 423	190	—	—	—
Foreign currency futures	691	—	—	—	—	648	—	—	—	—
Interest rate
Interest rate swaps	1 000	750	1 850	—	—	2 250	750	28	1 873	36
Cross currency interest rate swaps	39	19	4 300	2 100	677	1 807	51	16	6 464	681
Other interest rate derivatives	4	—	—	—	565	4	—	—	—	565
Commodities
Aluminum swaps	1 447	44	—	—	—	1 597	73	—	—	—
Other commodity derivatives	803	13	—	—	—	1 241	32	—	—	—
Equity
Equity derivatives	11 262	—	—	—	—	11 347	—	—	—	—

EQUITY PRICE RISK

AB InBev enters into derivatives to hedge the price risk on its shares when this could negatively impact future cash flows related to the share-based payments programs. AB InBev also hedges its exposure arising from shares issued in connection with the Modelo and SAB combination (see also Note 8 Finance cost and income and Note 15 Changes in equity and earnings per share). These derivatives do not qualify for hedge accounting and the changes in fair value are recorded in the profit or loss.

As of 30 June 2019, an exposure for an equivalent of 92.4m of AB InBev shares was hedged, resulting in a total gain of 2.2 billion US dollar recognized in the profit or loss account for the period, of which 1.1 billion US dollar related to the company’s share-based payment programs, 556m US dollar and 542m US dollar related to the Modelo and SAB transactions, respectively.

Between 2012 and 2019, AB InBev reset certain equity derivatives to market price with counterparties. This resulted in a net cash inflow of 2.9 billion US dollar between 2012 and 2019 and, accordingly, a decrease of counterparty risk.

LIQUIDITY RISK

Historically, AB InBev’s primary sources of cash flow have been cash flows from operating activities, the issuance of debt, bank borrowings and equity securities. AB InBev’s material cash requirements have included the following:

•	Debt servicing;

•	Capital expenditures;

•	Investments in companies;

•	Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments;

•	Share buyback programs; and

•	Payments of dividends and interest on shareholders’ equity.

The company believes that cash flows from operating activities, available cash and cash equivalents as well as short term investments, along with related derivatives and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative financial liabilities:

	30 June 2019
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(681)	(687)	(580)	(41)	(15)	(22)	(29)
Commercial papers	(3 122)	(3 122)	(3 122)	—	—	—	—
Unsecured bank loans	(749)	(779)	(676)	(59)	(44)	—	—
Unsecured bond issues	(105 927)	(168 260)	(10 373)	(7 667)	(6 436)	(18 058)	(125 726)
Unsecured other loans	(74)	(108)	(17)	(19)	(11)	(6)	(55)
Lease liabilities	(2 083)	(2 627)	(462)	(478)	(370)	(508)	(809)
Bank overdraft	(105)	(105)	(105)	—	—	—	—
Trade and other payables	(23 797)	(24 152)	(21 783)	(462)	(1 158)	(334)	(415)

	(136 538)	(199 840)	(37 118)	(8 726)	(8 034)	(18 928)	(127 034)
Derivative financial liabilities
Interest rate derivatives	(45)	(46)	(71)	4	21	—	—
Foreign exchange derivatives	(58)	(61)	(61)	—	—	—	—
Cross currency interest rate swaps	(189)	(212)	121	120	(273)	(74)	(106)
Commodity derivatives	(150)	(149)	(150)	1	—	—	—
Equity derivatives	(2 657)	(2 657)	(2 657)	—	—	—	—

	(3 099)	(3 125)	(2 818)	125	(252)	(74)	(106)
Of which: related to cash flow hedges	(318)	(335)	(235)	3	2	2	(106)

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

	31 December 2018 restated
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(479)	(496)	(383)	(39)	(15)	(27)	(32)
Commercial papers	(1 142)	(1 142)	(1 142)	—	—	—	—
Unsecured bank loans	(108)	(135)	(33)	(6)	(96)	—	—
Unsecured bond issues	(107 796)	(165 979)	(6 410)	(9 146)	(11 636)	(23 672)	(115 115)
Unsecured other loans	(71)	(110)	(19)	(22)	(12)	(12)	(45)
Lease liabilities	(1 985)	(2 591)	(508)	(391)	(325)	(467)	(900)
Bank overdraft	(114)	(114)	(114)	—	—	—	—
Trade and other payables	(24 345)	(24 722)	(22 557)	(260)	(1 060)	(333)	(512)

	(136 040)	(195 289)	(31 166)	(9 864)	(13 144)	(24 511)	(116 604)
Derivative financial liabilities
Interest rate derivatives	(84)	(86)	(39)	(19)	(8)	11	(31)
Foreign exchange derivatives	(391)	(401)	(419)	18	—	—	—
Cross currency interest rate swaps	(456)	(457)	(13)	113	129	(595)	(90)
Commodity derivatives	(225)	(225)	(222)	(3)	—	—	—
Equity derivatives	(4 877)	(4 877)	(4 877)	—	—	—	—

	(6 033)	(6 046)	(5 570)	109	121	(584)	(121)
Of which: related to cash flow hedges	(293)	(303)	(233)	17	2	2	(90)

FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	30 June 2019	31 December 2018	30 June 2019	31 December 2018	30 June 2019	31 December 2018
Foreign currency
Forward exchange contracts	120	191	(182)	(586)	(62)	(395)
Foreign currency futures	5	7	(1)	(3)	4	4
Interest rate
Interest rate swaps	17	9	(8)	(27)	9	(18)
Cross currency interest rate swaps	109	32	(298)	(489)	(189)	(457)
Other interest rate derivatives	36	20	(90)	(86)	(54)	(66)
Commodities
Aluminum swaps	4	23	(134)	(172)	(130)	(149)
Sugar futures	—	—	(1)	(8)	(1)	(8)
Wheat futures	11	13	(5)	(11)	6	2
Energy	1	4	(28)	(54)	(27)	(50)
Other commodity derivatives	19	8	(17)	(28)	2	(20)
Equity
Equity derivatives	—	—	(2 657)	(4 877)	(2 657)	(4 877)

	322	307	(3 421)	(6 340)	(3 099)	(6 033)
Of which:
Non-current	91	10	(614)	(805)	(523)	(795)
Current	231	297	(2 807)	(5 535)	(2 576)	(5 238)

As required by IFRS 13 Fair Value Measurement, the following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 fair value measurements are those derived from valuation techniques for which the lowest level of input that is significant to the fair value measurement is unobservable.

The table sets out the fair value hierarchy based on the degree to which significant market inputs are observable:

Fair value hierarchy 30 June 2019 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	—	9	—
Derivatives at fair value through profit and loss	—	73	—
Derivatives in a cash flow hedge relationship	10	144	5
Derivatives in a fair value hedge relationship	—	43	—
Derivatives in a net investment hedge relationship	—	47	—

	10	316	5
Financial Liabilities
Deferred consideration on acquisitions at fair value	—	—	1 754
Derivatives at fair value through profit and loss	—	2 844	—
Derivatives in a cash flow hedge relationship	3	474	—
Derivatives in a fair value hedge relationship	—	100	—
Derivatives in a net investment hedge relationship	—	—	—

	3	3 418	1 754

Fair value hierarchy 31 December 2018 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	3	9	—
Derivatives at fair value through profit and loss	—	67	—
Derivatives in a cash flow hedge relationship	7	225	—
Derivatives in a fair value hedge relationship	—	33	—
Derivatives in a net investment hedge relationship	—	14	—

	10	348	—
Financial Liabilities
Deferred consideration on acquisitions at fair value	—	—	1 409
Derivatives at fair value through profit and loss	—	5 699	—
Derivatives in a cash flow hedge relationship	18	507	—
Derivatives in a fair value hedge relationship	—	125	—
Derivatives in a net investment hedge relationship	—	31	—

	18	6 362	1 409

NON-DERIVATIVE FINANCIAL LIABILITIES

As part of the 2012 shareholders agreement between Ambev and ELJ, following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a forward-purchase contract (i.e. combination of a written put option and purchased call option) is in place which may result in Ambev acquiring additional shares in CND. In January 2018, ELJ partially exercised its option to sell approximately 30% of the shares of CND for an amount of 0.9 billion US dollar, resulting in Ambev’s participation in CND increasing from 55% to 85%. As of 30 June 2019, the put option on the remaining shares held by ELJ was valued at 0.6 billion US dollar (2018: 0.6 billion US dollar after the exercise of the put option by ELJ) and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. The fair value of such deferred consideration is calculated based on using present value techniques, namely by discounting futures cash flows at the appropriate rate.

INTEREST RATE RISK

The company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of AB InBev’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as AB InBev’s overall business strategy.

Fair value hedges

US dollar fixed rate bond hedges (interest rate risk on borrowings in US dollar)

The company manages and reduces the impact of changes in the US dollar interest rates on the fair value of certain fixed rate bonds with an aggregate principal amount of 1.0 billion US dollar through fixed/floating interest rate swaps. These derivative instruments have been designated in a fair value hedge accounting relationship.

Cash flow hedges

Pound sterling bond hedges (foreign currency risk + interest rate risk on borrowings in pound sterling)

In September 2013, the company issued a pound sterling bond for 500m pound sterling at a rate of 4.00% per year and maturing in September 2025. The impact of changes in the pound sterling exchange rate and interest rate on this bond is managed and reduced through pound sterling fixed/euro fixed cross currency interest rate swaps. These derivative instruments have been designated in a cash flow hedge accounting.

Interest rate sensitivity analysis

The table below reflects the effective interest rates of interest-bearing financial liabilities at balance sheet date as well as the currency in which the debt is denominated.

30 June 2019	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount
Floating rate
Australian dollar	2.35%	210	2.35%	210
Brazilian real	9.46%	44	6.41%	44
Canadian dollar	2.50%	397	2.50%	397
Euro	0.17%	3 782	0.17%	3 784
US dollar	3.17%	1 023	3.48%	4 621
Other	10.05%	1 130	10.05%	1 130

		6 586		10 186
Fixed rate
Australian dollar	3.70%	1 641	3.70%	1 641
Brazilian real	10.02%	552	10.02%	552
Canadian dollar	3.36%	2 019	3.36%	2 019
Euro	1.71%	29 005	1.60%	30 169
Pound sterling	3.83%	4 141	3.80%	3 513
South Korean won	—	—	2.45%	1 000
US dollar	4.64%	68 633	4.81%	63 497
Other	6.45%	164	6.45%	164

		106 155		102 555

31 December 2018	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar (restated)	Effective interest rate	Amount	Effective interest rate	Amount
Floating rate
Australian dollar	2.95%	214	2.95%	214
Brazilian real	9.13%	61	6.86%	133
Canadian dollar	3.66%	190	3.38%	206
Euro	0.24%	3 138	0.24%	3 138
US dollar	1.94%	1 399	2.21%	2 638
Other	7.19%	709	7.19%	709

		5 711		7 038
Fixed rate
Australian dollar	3.22%	1 951	3.22%	1 951
Brazilian real	11.51%	525	12.13%	453
Canadian dollar	3.23%	1 942	3.23%	1 942
Euro	1.80%	28 217	1.65%	36 044
Pound sterling	3.82%	4 218	3.79%	3 586
South Korean won	—	—	2.45%	1 000
US dollar	4.28%	68 820	4.66%	59 370
Other	8.43%	311	8.43%	311

		105 984		104 656

At 30 June 2019, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging as listed above includes bank overdrafts of 105m US dollar.

OFFSETTING FINANCIAL ASSETS AND LIABILITIES

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	30 June 2019
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount
Derivative assets	322	322	(312)	10
Derivative liabilities	(3 421)	(3 421)	312	(3 109)

[1]	Net amount recognized in the statement of financial position after taking into account offsetting agreements that meet the offsetting criteria as per IFRS rules
[2]	Other offsetting agreements include collateral and other guarantee instruments, as well as offsetting agreements that do not meet the offsetting criteria as per IFRS rules

	31 December 2018
Million US dollar	Gross Amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount
Derivative assets	307	307	(293)	13
Derivative liabilities	(6 340)	(6 340)	293	(6 046)

20. Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other

In the first six months of 2019, there were no significant changes in collateral and contractual commitments to purchase property, plant and equipment, loans to customers and other as compared to 31 December 2018.

21. Contingencies1

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev management cannot at this stage estimate the likely timing of resolution of these matters. The most significant contingencies are discussed below.

AMBEV TAX MATTERS

As of 30 June 2019, AB InBev’s material tax proceedings related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	30 June 2019	31 December 2018
Income tax and social contribution	10 273	9 773
Value-added and excise taxes	5 918	6 166
Other taxes	946	1 434

	17 137	17 373

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

Foreign Earnings

Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the Brazilian Federal Tax Authorities relating to profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels of the courts.

The administrative proceedings have resulted in partially favorable decisions, which are still subject to review by the administrative court. However, in the judicial proceedings, Ambev has received favorable injunctions which suspend the enforceability of the tax credit, as well as a favorable first level decision, which remains subject to review by the second-level judicial court.

As of 30 June 2019, Ambev management estimates the exposure of approximately 7.4 billion Brazilian real (1.9 billion US dollar) as a possible risk and approximately 47m Brazilian real (12m US dollar) as a probable loss.

Goodwill Inbev Holding

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the InBev Holding Brasil S.A. merger with Ambev. The decision rendered by the Lower Administrative Court was partially favorable to Ambev. Ambev filed a judicial proceeding to discuss the unfavorable portion of the decision and requested an injunction which was granted to Ambev to suspend enforceability. The portion of the decision favorable to Ambev will be reexamined by the Upper Administrative House.

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization and filed a defense. In March 2017, Ambev was notified of a partially favorable first level administrative decision and filed an appeal to the Lower Administrative Court. In May 2018, Ambev received a partially favorable decision at the Lower Administrative Court. In May 2019, Ambev filed a Special Appeal for analysis of the case by the Upper Administrative House.

Ambev management estimates possible losses in relation to these assessments to be approximately 9.4 billion Brazilian real (2.5 billion US dollar) as of 30 June 2019. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol as well as the related costs.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

Goodwill Beverage Associate Holding (BAH)

In October 2013, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first level administrative Court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court against the decision. In November 2018, Ambev received a partially favorable decision at the Lower Administrative Court. In April 2019, Ambev was notified of the decision and filed a motion for clarification and submitted counterarguments responding to the special appeal filed by the tax authorities.

In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization and filed defenses. In April 2019, the First Administrative Court rendered unfavorable decisions to Ambev. As a result, thereof, Ambev appealed to the Lower Administrative Court.

Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 2.2 billion Brazilian real (0.6 billion US dollar) as of 30 June 2019. Ambev has not recorded any provision in connection therewith.

Goodwill CND Holdings

In November 2017, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of CND Holdings into Ambev. The decision from the first-level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court which is currently pending analysis. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.1 billion Brazilian real (0.3 billion US dollar) as of 30 June 2019. Ambev has not recorded any provision in connection therewith.

Tax Loss Offset

Ambev and certain of its subsidiaries received a number of assessments from the Brazilian federal tax authorities relating to the offset of tax losses carry forward in the context of business combinations.

In February 2016, the Administrative Upper House ruled unfavorably to Ambev in two cases. Ambev filed judicial proceedings to discuss the matter. In September 2016, Ambev received a favorable first level decision in one of the judicial claims, and in March 2017 – an unfavorable first-level decision in the other case. Both cases are now awaiting analysis by the second-level judicial court.

Ambev management estimates the total exposures of possible loss in relation to these assessments to be approximately 0.5 billion Brazilian real (0.1 billion US dollar) as of 30 June 2019.

Disallowance of financial expenses

In 2015 and 2016, Ambev received tax assessments related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. Ambev presented defenses which are pending review by the first-level administrative court.

Ambev management estimates the amount of possible loss in relation to those assessments to be approximately 4.7 billion Brazilian real (1.2 billion US dollar) as of 30 June 2019. Ambev has not recorded any provision in connection with these assessments.

Disallowance of tax paid abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad of its subsidiaries and has been filing defenses. The cases are being challenged at the administrative level and they are still waiting final decisions. In September 2017, Ambev decided to include part of these tax assessments in the Brazilian Federal Tax Regularization Program of the Provisional Measure No 783.

As of 30 June 2019, Ambev management estimates the exposure of approximately 10.1 billion Brazilian real (2.6 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount.

Presumed Profit

In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and the social contribution on net profits instead of the “real profit” method. In September 2017, Arosuco received an unfavorable first level administrative decision and filed an appeal. In January 2019, the Lower Administrative Court rendered a favorable decision to Arosuco. The tax authorities filed a Special Appeal to the Administrative Upper House.

In March 2019, Ambev received a new tax assessment regarding the same subject and filed a defense. Arosuco management estimates the amount of possible losses in relation to this assessment to be approximately 1.2 billion Brazilian real (0.3 billion US dollar) as of 30 June 2019. Arosuco has not recorded any provision in connection therewith.

ICMS VALUE ADDED TAX, IPI EXCISE TAX AND TAXES ON NET SALES

Manaus Free Trade Zone - IPI

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt from IPI excise tax. Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed IPI excise tax credits and other IPI excise tax credits.

Over the years, Ambev has also received charges from the Brazilian Federal Tax Authorities in relation to federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings.

In April 2019, Federal Supreme Court (STF) announced its judgment on Extraordinary Appeal No. 592.891/SP, with binding effects, deciding on the rights of taxpayers registering IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the cases as remote losses maintaining as possible losses only issues related to other additional discussions not submitted to the analysis of the STF.

Ambev management estimates the possible loss related to these assessments to be approximately 3.1 billion Brazilian real (0.8 billion US dollar) as of 30 June 2019. Ambev has not recorded any provision in connection therewith.

IPI Suspension

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities to charge the IPI excise tax supposedly due over remittances of manufactured goods to related factories. The cases are being challenged at both the administrative and judicial levels of the courts.

Ambev management estimates the possible loss related to these assessments to be approximately 1.7 billion Brazilian real (0.4 billion US dollar) as of 30 June 2019. Ambev has not recorded any provision in connection therewith.

ICMS tax credits

Ambev is currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial level of the courts.

Ambev management estimates the possible losses related to these assessments to be approximately 2.0 billion Brazilian real (0.5 billion US dollar) as of 30 June 2019. Ambev has not recorded any provision in connection therewith.

ICMS-ST Unconditional Discounts

In 2013, 2014 and 2015, Ambev was assessed by the states of Pará and Piauí to charge the ICMS supposedly due with respect to unconditional discounts granted to customers. The cases are being challenged at both the administrative and judicial level of the courts. Ambev management estimates the possible loss involved in these proceedings to be approximately 0.6 billion Brazilian real (0.2 billion US dollar) as of 30 June 2019. Ambev has not recorded any provision in connection therewith.

ICMS-ST Trigger

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant States, cases in which the State tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels of the courts.

Ambev management estimates the total possible loss related to this issue to be approximately 8.0 billion Brazilian real (2.1 billion US dollar) as of 30 June 2019. Ambev has recorded provisions in the total amount of 8m Brazilian real (2m US dollar) in relation to certain proceedings for which it considers the chances of loss to be probable due to specific procedural issues.

ICMS – PRODEPE

In 2015, Ambev received a tax assessment issued by the State of Pernambuco to charge ICMS differences due to an alleged non-compliance with the state tax incentive Agreement (“PRODEPE”) as a result of the rectification of its monthly reports. The state tax authorities understood that Ambev was not able to use the incentive due to this rectification. In 2017, Ambev had a final favorable decision in the sense that such assessment was null due to formal mistakes of the tax auditor. However, in September 2018, Ambev received a new tax assessment to discuss the same matter. There are other assessments related to this same tax incentive agreement. Ambev management estimates the possible losses related to this issue to be approximately 0.6 billion Brazilian real (0.1 billion US dollar) as of 30 June 2019. Ambev has recorded a provision in the total amount of 3m Brazilian real (1m US dollar) in relation to one proceeding it considers the chances of loss to be partially probable.

SOCIAL CONTRIBUTIONS

Since 2015 Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities relating to amounts allegedly due under Integration Program / Social Security Financing Levy over bonus products granted to its customers. The cases are being challenged at both the administrative and judicial levels of the courts. In January 2019, Ambev had favorable decisions in three administrative cases at the Lower Administrative Court. The tax authorities filed a special appeal only in one of the cases while the other two were definitively canceled. Ambev also had partial favorable decisions from the first-level administrative court.

Ambev management estimates the possible loss related to these assessments to be approximately 2.3 billion Brazilian real (0.6 billion US dollar) as of 30 June 2019. No related provision has been made.

GRUPO MODELO TAX MATTERS

DIFA

Dirección de Fábricas (“DIFA”), a wholly owned subsidiary of Cervecería Modelo de Mexico S. de R.L. de C.V., received a tax assessment related to alleged taxable income for some intercompany transactions. DIFA presented defenses which are pending to be reviewed by the tax authorities. The company estimates the amount of possible loss in relation to this assessment to be approximately 0.3 billion US dollar. The company has not recorded any provision in connection therewith as of 30 June 2019.

OTHER TAX MATTERS

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities have contacted the companies that have benefitted from the system and have advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. On 14 February 2019, the European General Court concluded that the Belgian excess profit ruling system does not constitute illegal state aid. The European Commission has appealed the judgment to the European Court of Justice. AB InBev cannot at this stage estimate the final outcome of such legal proceedings. Based on the estimated exposure related to the excess profit ruling applicable to AB InBev, the different elements referred to above, as well as the possibility that taxes paid abroad and non-recognized tax loss carryforwards could eventually partly or fully offset amounts subject to recovery, if any, AB InBev has not recorded any provisions in connection therewith as of 30 June 2019.

In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. Against such decision AB InBev has filed a court claim before the Brussels court of first instance which ruled in favor of AB InBev on 21 June 2019. The Belgian tax authorities can still appeal this judgment. Also, in respect of this aspect of the excess profit ruling matter, considering the company’s and its counsel assessment, as well as the position taken by the tax authorities’ mediation services, in respect of the merits of the case, AB InBev has not recorded any provisions as of 30 June 2019.

In January 2019, AB InBev deposited 68m euro (78m US dollar) on a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court case, this amount will either be slightly modified, or released back to the company or paid over to the Belgian State.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,574 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 0.9 billion Brazilian real (0.2 billion US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case. Five of the six lawsuits were ruled favorable to Ambev by the Superior Court of Justice (STJ). Two of them during the year of 2017. All of these five cases are pending final judgment by STJ’s Special Court. In November 2017, the Federal Public Prosecutor filled a motion favorable to Ambev’s position in one of the cases. Considering all of these facts, the company and its external counsels strongly believe that the chance of loss in these cases is remote.

ANTITRUST MATTERS

On 12 December 2014, a lawsuit was commenced in the Ontario Superior Court of Justice against the Liquor Control Board of Ontario, Brewers Retail Inc. (known as The Beer Store or “TBS”) and the owners of Brewers Retail Inc. (Molson Coors Canada, Molson Canada 2005, Sleeman Breweries Ltd., Labatt Breweries of Canada LP, and Labatt Brewing Company Limited). The lawsuit was brought in Canada pursuant to the OntarioClass Proceedings Act, and sought, among other things: (i) to obtain a declaration that the defendants conspired with each other to allocate markets for the supply of beer sold in Ontario since 1 June 2000; (ii) to obtain a declaration that BRI and the owners of BRI conspired to fix, increase and/or maintain prices charged to Ontario licensees (on-trade) for beer and the fees charged by TBS to other competitive brewers who wished to sell their products through TBS; and (iii) damages for unjust enrichment. As part of this third allegation, the plaintiffs alleged illegal trade practices by the owners of BRI. They sought damages not exceeding 1.4 billion Canadian dollar (1.1 billion US dollar), as well as, punitive, exemplary and aggravated damages of 5 million Canadian dollar (4 million US dollar) and various declarations of legislative invalidity. On March 15, 2018, the Ontario Superior Court of Justice granted summary judgment and dismissed the class’s claims. On April 17, 2019, the Ontario Court of Appeal dismissed the plaintiffs’ appeal of that decision. The time for the plaintiffs to seek leave to appeal to the Supreme Court of Canada has now expired.

In 2016, the European Commission announced an investigation into alleged abuse of a dominant position by AB InBev in Belgium through certain practices aimed at restricting trade from other European Union member states to Belgium. In connection with these ongoing proceedings, AB InBev made a provision of 230m US dollar. The European Commission issued its final decision, imposing a fine of 225m US dollar, on 13 May 2019.

UNITED STATES CLASS ACTION SUIT

On 21 June 2019, a proposed class action was filed in the United States District Court for the Southern District of New York against AB InBev and three of its officers. The complaint alleges claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder on behalf of a proposed class of purchasers of AB InBev American Depositary Shares between 1 March 2018 and 24 October 2018. The plaintiff alleges that defendants misstated or omitted material facts regarding, among other things, AB InBev’s financial condition, its dividend policy and the effectiveness of its disclosure controls and procedures. The complaint seeks unspecified compensatory damages and reimbursement for litigation expenses. The company has not recorded any provision.

22. Related parties

There are no material changes to the company’s related party transactions during the first six months of 2019, compared to 2018.

23. Supplemental guarantor financial information

The following guarantor financial information is presented to comply with U.S. SEC disclosure requirements of Rule 3-10 of Regulation S-X.

The issuances or exchanges of securities described below are related to securities issued by Anheuser-Busch InBev Finance Inc. and, jointly or separately, Anheuser-Busch InBev Worldwide Inc. and Anheuser-Busch Companies, LLC and in each case fully and unconditionally guaranteed by Anheuser-Busch InBev SA/NV (the “Parent Guarantor”). Each such security is also jointly and severally guaranteed by Brandbrew S.A., Brandbev S.à r.l. and Cobrew NV (the “Other Subsidiary Guarantors”), and by Anheuser-Busch InBev Worldwide Inc. (in respect of debt issued by Anheuser-Busch InBev Finance Inc.), by Anheuser-Busch InBev Finance Inc. (in respect of debt issued by Anheuser-Busch InBev Worldwide Inc. and Anheuser-Busch Companies, LLC) and by Anheuser-Busch Companies, LLC (in respect of debt issued by Anheuser-Busch InBev Worldwide Inc. and Anheuser-Busch InBev Finance Inc.). The following notes issued by Anheuser-Busch Worldwide Inc., Anheuser-Busch Finance Inc. and Anheuser-Busch Companies, LLC and registered with the SEC were outstanding as of 30 June 2019:

•

On 6 January 2010, Anheuser-Busch InBev Worldwide Inc. issued 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2040. The notes bear interest at an annual rate of 6.375% and will mature on 15 January 2040. The issuance closed on 5 February 2010. In connection with bond exchange on 6 April and 19 April 2017, 51.12% of the principal of the 2040 note was exchanged. The remaining principal of the note amounts to 0.24 billion US dollar.

•

On 24 January 2011, Anheuser-Busch InBev Worldwide Inc. issued 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2021. The notes bear interest at an annual rate of 4.375% and will mature on 15 February 2021[1]. The issuance closed on 27 January 2011.

•

On 14 March 2011, Anheuser-Busch InBev Worldwide Inc. completed an exchange offer for the following series of unregistered notes (i) 1.25 billion US dollar principal amount of 8.2% notes due 2039 and (ii) 1.0 billion US dollar principal amount of 6.875% notes due 2019 and (iii) 0.45 billion US dollar principal amount of 8.0% notes due 2039. In connection with the exchange offer, Anheuser-Busch InBev Worldwide Inc. issued freely tradable, SEC-registered notes with otherwise substantially the same terms and conditions.

•

On 16 July 2012, Anheuser-Busch InBev Worldwide Inc. issued 3.0 billion US dollar aggregate principal amount of fixed rate notes due 2022[2] and 1.0 billion US dollar aggregate principal amount of fixed rate notes due 2042. The notes bear interest at an annual rate of 2.500% for the 2022 notes and 3.750% for the 2042 notes.

•

On 17 January 2013, Anheuser-Busch InBev Finance Inc. issued 1.25 billion US dollar aggregate principal amount of fixed rate notes due 2023[3] and 0.75 billion US dollar aggregate principal amount of fixed rate notes due 2043. The notes bear interest at an annual rate of 2.625% for the 2023 notes and 4.000% for the 2043 notes.

•

On 27 January 2014, Anheuser-Busch InBev Finance Inc. issued 5.25 billion US dollar aggregate principal amount of bonds, consisting of; 250m US dollar aggregate principal amount of floating rate notes due 2019[4]; 1.4 billion US dollar aggregate principal amount of fixed rate notes due 2024; and 850m US dollar aggregate principal amount of fixed rate notes due 2044. The fixed rate notes bear interest at an annual rate of 3.700% for the 2024 notes[5]; and 4.625% for the 2044 notes. The floating rate notes bear interest at an annual rate of 40.00 basis points above three-month LIBOR.

•	On 23 July 2015, Anheuser-Busch InBev Finance Inc. issued 565 million US dollar aggregated principal amount of fixed rate notes due 2045. The notes bear interest at an annual rate of 4.60%.

•

On 25 January 2016, Anheuser-Busch InBev Finance Inc. issued 46.0 billion US dollar aggregate principal amount of bonds, consisting of 7.5 billion US dollar aggregate principal amount of fixed rate notes due 2021[6]; 6.0 billion US dollar aggregate principal amount of fixed rate notes due 2023[7]; 11.0 billion US dollar aggregate principal amount of fixed rate notes due 2026[8]; 6.0 billion US dollar aggregate principal amount of fixed rate notes due 2036[9]; 11.0 billion US dollar aggregate principal amount of fixed rate notes due 2046[3]; and 500m US

1 On 11 February 2019, Anheuser-Busch InBev Finance Inc. completed tender offers for the 4.375% fixed rate note due 2021 for the total aggregate principal amount of 215 million.

2 On 11 February 2019, Anheuser-Busch InBev Finance Inc. completed tender offers for the 2.500% fixed rate note due 2022 for the total aggregate principal amount of 1.3 billion.

3 On 11 February 2019, Anheuser-Busch InBev Finance Inc. completed tender offers for the 2.625% fixed rate note due 2023 for the total aggregate principal amount of 607 million.

4 This floating rate note was redeemed on 1 February 2019.

5 On 11 February 2019, Anheuser-Busch InBev Finance Inc. completed tender offers for the 3.700% fixed rate note due 2024 for the total aggregate principal amount of 535 million.

6 On 28 November 2018 and 11 February 2019, Anheuser-Busch InBev Finance Inc. completed tender offers for the 2.650% fixed rate note due 2021 for the total aggregate principal amount of 5.0 billion.

7 On 11 February 2019, Anheuser-Busch InBev Finance Inc. completed tender offers for the 3.300% fixed rate note due 2023 for the total aggregate principal amount of 2.9 billion.

8 On 11 February 2019, Anheuser-Busch InBev Finance Inc. completed tender offers for the 3.650% fixed rate note due 2026 for the total aggregate principal amount of 5.7 billion.

9 These notes were exchanged on 26 November 2018 by notes co-issued by Anheuser-Busch InBev Worldwide Inc. and Anheuser-Busch Companies, LLC.

dollar aggregate principal amount of floating rate notes due 2021[1]. The fixed rate notes will bear interest at an annual rate of 2.650% for the 2021 notes; 3.300% for the 2023 notes; 3.650% for the 2026 notes; 4.700% for the 2036 notes and 4.900% for the 2046 notes. The 2021 floating rate notes bear interest at an annual rate of 126.00 basis points above three-month LIBOR.

•	On 29 January 2016, Anheuser-Busch InBev Finance Inc. issued 1.47 billion US dollar aggregated principal amount of fixed rate notes due 2046. The notes bear interest at an annual rate of 4.915%.

•

On 16 December 2016, Anheuser-Busch InBev Worldwide Inc. completed an exchange offer for up to 6.8 billion US dollar aggregate principal amount of certain SAB Group notes, in connection with which Anheuser-Busch InBev Worldwide Inc. issued (i) 309 million US dollar aggregate principal amount of floating rate notes due 2018; (ii) 641 million US dollar aggregate principal amount of 2.200% fixed rate notes due 2018; (iii) 2.35 billion US dollar aggregate principal amount of 3.750% fixed rates due 2022[2]; (iv) 298 million US dollar aggregate principal amount of 6.625% fixed rate notes due 2033; (v) 300 million US dollar aggregate principal amount of 5.875% fixed rate notes due 2035; and (vi) 1.49 billion US dollar aggregate principal amount of 4.950% fixed rate notes due 2042. The floating rate notes bear interest at an annual rate of 69.00 basis points above three-month LIBOR.

•

On 6 April and 19 April 2017, Anheuser-Busch InBev Worldwide Inc. completed U.S. private exchange offers for certain outstanding notes issued by either Anheuser-Busch Companies, LLC or Anheuser-Busch InBev Worldwide Inc. in exchange for a combination of new Anheuser-Busch InBev Worldwide Inc. Notes due 2048 and cash. The new notes have 1,735,171,000 US dollar aggregate principal amount outstanding, maturing on 6 October 2048 and bear interest at a rate per annum of 4.439%[3].

•

On 21 August 2017, Anheuser-Busch InBev Worldwide Inc. completed an exchange offer for the unregistered 1,735,171,000 US dollar principal amount of 4.439% notes due 2048. In connection with the exchange offer, Anheuser-Busch InBev Worldwide Inc. issued freely tradable, SEC-registered notes with otherwise substantially the same terms and conditions.

•

On 4 April 2018, Anheuser-Busch InBev Worldwide Inc. completed an exchange offer for up to 10.0 billion US dollar aggregate principal amount of certain bonds and issued (i) 1.5 billion US dollar aggregate principal amount of 3.500% fixed rate notes due 2024[4]; (ii) 2.5 billion US dollar aggregate principal amount of 4.000% fixed rate notes due 2028; (iii) 1.5 billion US dollar aggregate principal amount of 4.375% fixed rates due 2038; (iv) 2.5 billion US dollar aggregate principal amount of 4.600% fixed rate notes due 2048; (v) 1.5 billion US dollar aggregate principal amount of 4.750% fixed rate notes due 2058; and (vi) 500 million US dollar aggregate principal of floating rate notes due 2024[5]. The floating rate notes bear interest at an annual rate of 74.00 basis points above three-month LIBOR.

•

On 26 November 2018, Anheuser-Busch InBev Worldwide Inc. and Anheuser-Busch Companies, LLC completed an exchange offer for certain notes originally issued by Anheuser-Busch InBev Finance Inc on 25 January 2016. The aggregate principal amount accepted for offer are (i) 9.5 billion US dollar of 4.900% fixed rate notes due 2046; 5.4 billion US dollar of 4.700% fixed rate notes due 2036; and 8.6 billion US dollar of 3.650% fixed rate notes due 2026[6].

•	On 28 November 2018, Anheuser-Busch InBev Finance Inc completed a tender offer for certain notes for the total aggregate principal amount of 2.5 billion of 2.650% fixed rate notes due 2010.

•

On 23 January 2019, Anheuser-Busch InBev Worldwide Inc. completed the issuance of 15.5 billion US dollar aggregate principal amount of bonds, consisting of (i) 2.5 billion US dollar aggregate principal amount of 4.150% fixed rate notes due 2025; (ii) 4.25 billion US dollar aggregate principal amount of 4.750% fixed rate notes due 2029; (iii) 750 million US dollar aggregate principal amount of 4.900% fixed rates due 2031; (iv) 2.0 billion US dollar aggregate principal amount of 5.450% fixed rate notes due 2039; (v) 4.0 billion US dollar aggregate principal amount of 5.550% fixed rate notes due 2049; and (vi) 2.0 billion US dollar aggregate principal amount of 5.800% fixed rate notes due 2059.

The following condensed consolidated financial information presents the Condensed Consolidated Statement of Financial Position as of 30 June 2019 and 31 December 20187, the Condensed Consolidated Income Statements and Condensed Consolidated Statements of Cash Flows for the period ended 30 June 2019 and 20182 of (a) Anheuser-Busch InBev SA/NV, (b) Anheuser-Busch InBev Worldwide Inc. (guarantor of notes issued by Anheuser-Busch InBev Finance Inc.), (c) Anheuser-Busch InBev Finance Inc. (guarantor of notes issued by Anheuser-Busch InBev Worldwide Inc. and notes co-issued by Anheuser-Busch Companies, LLC and Anheuser-Busch InBev Worldwide Inc.), (d) Anheuser Busch Companies, LLC (guarantor of notes issued by Anheuser-Busch InBev Worldwide Inc. and notes issued by Anheuser-

1 On 11 February 2019, Anheuser-Busch InBev Finance Inc. completed tender offers for the floating rate note due 2021 for the total aggregate principal amount of 189 million.

2 On 11 February 2019, Anheuser-Busch InBev Finance Inc. completed tender a offer for the 3.750% fixed rate note due 2022 for the total aggregate principal amount of 1.1 billion.

3 In accordance to IFRS 9, on the transition date the difference between the new carry amount and old carry amount was booked in the Retained Earnings. See also Note 16 Interest-bearing loans and borrowings.

4 On 11 February 2019, Anheuser-Busch InBev Finance Inc. completed tender offers for the 3.500% fixed rate note due 2024 for the total aggregate principal amount of 846 million.

5 On 11 February 2019, Anheuser-Busch InBev Finance Inc. completed tender offers for the floating rate note due 2024 for the total aggregate principal amount of 271 million.

6 On 11 February 2019, Anheuser-Busch InBev Finance Inc. completed tender offers for the 3.650% fixed rate note due 2026 for the total aggregate principal amount of 5.7 billion.

7 2018 financial information has been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application – refer to Note 3 Summary of significant accounting policies.

Busch InBev Finance Inc.), (e) the Other Subsidiary Guarantors, (f) the non-guarantor subsidiaries, (g) elimination entries necessary to consolidate the Parent with the issuer, the guarantor subsidiaries and the non-guarantor subsidiaries; and (h) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting.

Separate financial statements and other disclosures with respect to the guarantor subsidiaries have not been provided as management believes the following information is sufficient, as the guarantor subsidiaries are 100% owned by the Parent and all guarantees are full and unconditional, except for certain customary release provisions, including: (1) the sale or disposal of all or substantially all of the assets of a guarantor subsidiary; (2) the sale or other disposition of the capital stock of a guarantor subsidiary; (3) the contemporaneous release of substantially all of a guarantor subsidiary’s guarantees of other indebtedness for which such guarantor subsidiary also provides a guarantee; and (4) if a guarantor subsidiary would be required to include full financial statements in any registration statement filed with the SEC in place of this condensed consolidated information. Except as disclosed in Note 15 Changes in Equity and Earnings per Share, there are no restrictions on the Company’s ability to obtain funds from any of its direct or indirect wholly-owned subsidiaries through dividends, loans or advances.

Condensed Consolidating Income Statement

For the year ended 30 June 2019 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Anheuser- Busch Companies, LLC	Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
Revenue	304	—	—	7 823	—	19 735	(1 310)	26 552
Cost of sales	(207)	—	—	(3 685)	—	(7 556)	1 310	(10 138)

Gross profit	97	—	—	4 138	—	12 179	—	16 414
Distribution expenses	(15)	—	—	(557)	—	(2 195)	—	(2 767)
Sales and marketing expenses	(77)	—	—	(1 005)	—	(2 521)	—	(3 603)
Administrative expenses	(153)	—	—	(334)	12	(1 413)	—	(1 888)
Other operating income/(expenses)	125	538	—	(583)	(1)	210	—	288

Profit from operations	(23)	538	—	1 659	11	6 260	—	8 445
Net finance cost	(264)	(1 033)	84	(484)	103	1 395	—	(199)
Share of result of associates	—	—	—	(3)	—	65	—	62
Profit before tax	(287)	(495)	84	1 172	114	7 720	—	8 308
Income tax expense	—	102	(6)	(373)	(2)	(1 387)	—	(1 666)
Profit	(287)	(393)	78	799	112	6 333	—	6 642
After-tax income from subsidiaries	6 342	418	—	216	528	4 017	(11 519)	—
Profit of the period	6 055	25	78	1 015	640	10 350	(11 519)	6 642
Profit of the period attributable to:
Equity holders of AB InBev	6 055	25	78	1 015	640	9 763	(11 519)	6 055
Non-controlling interest	—	—	—	—	—	587	—	587

For the year ended 30 June 2018 (Restated) Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Anheuser- Busch Companies, LLC	Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
Revenue	268	—	—	7 694	—	20 348	(1 223)	27 087
Cost of sales	(172)	—	—	(3 615)	—	(7 609)	1 231	(10 165)

Gross profit	96	—	—	4 079	—	12 739	8	16 922
Distribution expenses	(15)	—	—	(589)	—	(2 307)	—	(2 911)
Sales and marketing expenses	(113)	—	—	(1 008)	—	(3 008)	—	(4 129)
Administrative expenses	(121)	—	—	(286)	1	(1 393)	—	(1 799)
Other operating income/(expenses)	318	413	—	(618)	—	93	—	206

Profit from operations	165	413	—	1 578	1	6 124	8	8 289
Net finance cost	(101)	(1 703)	10	1 522	47	(3 147)	—	(3 372)
Share of result of associates	—	—	—	3	—	90	—	93
Profit before tax	64	(1 290)	10	3 103	48	3 067	8	5 010
Income tax expense	—	155	(3)	(425)	(1)	(1 138)	(8)	(1 420)
Profit	64	(1 135)	7	2 678	47	1 929	—	3 590
After-tax income from subsidiaries	2 890	2 060	—	168	443	1 779	(7 340)	—
Profit of the period	2 954	925	7	2 846	490	3 708	(7 340)	3 590
Profit of the period attributable to:
Equity holders of AB InBev	2 954	925	7	2 846	490	3 072	(7 340)	2 954
Non-controlling interest	—	—	—	—	—	636	—	636

Condensed Consolidating Statement of Financial Position

As at 30 June 2019 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Anheuser- Busch Companies, LLC	Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
ASSETS
Non-current assets
Property, plant and equipment	32	—	—	5 081	—	22 404	—	27 517
Goodwill	—	—	—	33 348	—	101 404	—	134 752
Intangible assets	568	—	—	22 308	98	22 221	—	45 195
Investments in subsidiaries	125 971	86 873	—	31 099	26 522	161 538	(432 003)	—
Investments in associates and joint ventures	—	—	—	2	—	5 988	—	5 990
Deferred tax assets	—	143	—	—	—	1 820	(143)	1 820
Derivatives	—	—	—	—	66	24	—	91
Other non-current assets	14 022	18 883	16 271	21 066	9 830	27 721	(105 880)	1 913
	140 593	105 899	16 271	112 905	36 516	343 121	(538 026)	217 279
Current assets
Investment securities	—	—	—	—	—	87	—	87
Inventories	—	—	—	923	—	3 735	—	4 658
Derivatives	72	—	—	9	3 113	164	(3 127)	231
Trade and other receivables	7 280	4 087	805	7 369	647	13 231	(26 874)	6 546
Cash and cash equivalents	103	—	92	455	8 910	8 689	(10 070)	8 179
Assets classified as held for sale	—	—	—	—	—	51	—	51
Other current assets	—	88	—	—	—	307	(91)	304
	7 455	4 175	897	8 756	12 670	26 265	(40 162)	20 056
Total assets	148 048	110 074	17 168	121 661	49 186	369 385	(578 187)	237 335
EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	70 233	55 774	618	75 904	26 247	273 460	(432 003)	70 233
Minority interest	—	—	—	—	—	7 898	—	7 898
	70 233	55 774	618	75 904	26 247	281 358	(432 003)	78 131
Non-current liabilities
Interest-bearing loans and borrowings	62 391	49 864	16 301	28 312	3 396	47 179	(105 771)	101 672
Employee benefits	5	—	—	998	—	1 571	—	2 574
Deferred tax liabilities	—	—	8	6 743	—	6 788	(143)	13 396
Derivatives	—	—	—	—	614	—	—	614
Other non-current liabilities	79	—	—	141	—	3 451	—	3 672
	62 476	49 864	16 309	36 194	4 010	58 990	(105 914)	121 928
Current liabilities
Interest-bearing loans and borrowings	6 543	3 656	—	6 547	13 896	5 115	(24 793)	10 964
Income tax payable	—	—	1	139	1	1 063	(90)	1 115
Derivatives	84	—	—	76	2 795	2 980	(3 128)	2 807
Trade and other payables	988	782	240	2 792	196	18 991	(2 189)	21 799
Other current liabilities	7 725	—	—	9	2 042	885	(10 072)	590
	15 340	4 438	241	9 564	18 930	29 034	(40 272)	37 276
Total equity and liabilities	148 048	110 074	17 168	121 661	49 186	369 385	(578 187)	237 335

As at 31 December 2018 (Restated) Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Anheuser- Busch Companies, LLC	Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
ASSETS
Non-current assets
Property, plant and equipment	45	—	—	5 235	—	22 335	—	27 615
Goodwill	—	—	—	33 226	—	100 085	—	133 311
Intangible assets	580	—	—	22 227	98	21 926	—	44 831
Investments in subsidiaries	123 108	86 239	—	30 594	24 622	170 568	(435 131)	—
Investments in associates and joint ventures	—	—	—	—	—	6 136	—	6 136
Deferred tax assets	—	130	—	—	—	1 525	(138)	1 517
Derivatives	—	—	—	—	302	10	(21)	291
Other non-current assets	22 196	13 850	24 037	26 158	8 701	36 767	(129 823)	1 885
	145 929	100 219	24 037	117 440	33 723	359 352	(565 113)	215 587
Current assets
Investment securities	—	—	—	—	—	87	—	87
Inventories	—	—	—	819	—	3 415	—	4 234
Derivatives	—	—	—	25	5 399	464	(5 872)	16
Trade and other receivables	3 079	3 471	1 176	6 678	1 619	10 415	(20 063)	6 375
Cash and cash equivalents	1	3	28	581	6 094	8 481	(8 114)	7 074
Assets classified as held for sale	—	—	—	—	—	39	—	39
Other current assets	—	500	3	—	—	454	(501)	457
	3 080	3 974	1 207	8 103	13 112	23 355	(34 550)	18 281
Total assets	149 009	104 193	25 244	125 542	46 835	382 707	(599 663)	233 868
EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	64 485	55 402	597	74 628	29 258	275 246	(435 131)	64 485
Minority interest	—	—	—	—	—	7 404	—	7 404
	64 485	55 402	597	74 628	29 258	282 650	(435 131)	71 890
Non-current liabilities
Interest-bearing loans and borrowings	72 743	46 552	24 042	33 348	3 314	56 618	(129 618)	106 997
Employee benefits	5	—	—	1 048	—	1 628	—	2 681
Deferred tax liabilities	—	—	8	6 692	—	6 601	(137)	13 165
Derivatives	—	—	—	—	788	—	(21)	766
Other non-current liabilities	81	—	—	150	—	3 312	—	3 544
	72 829	46 552	24 050	41 238	4 102	68 159	(129 776)	127 153
Current liabilities
Interest-bearing loans and borrowings	4 535	1 679	253	5 816	5 234	4 818	(17 752)	4 584
Income tax payable	—	—	—	474	3	1 243	(500)	1 220
Derivatives	482	—	—	131	5 563	5 272	(5 872)	5 575
Trade and other payables	1 228	562	342	3 211	65	19 674	(2 515)	22 568
Other current liabilities	5 450	—	—	42	2 612	893	(8 117)	880
	11 695	2 241	595	9 674	13 477	31 900	(34 756)	34 826
Total equity and liabilities	149 009	104 193	25 244	125 542	46 835	382 707	(599 663)	233 868

Condensed Consolidating Statement of Cash Flows

For the year ended 30 June 2019 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Anheuser- Busch Companies, LLC	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit of the period	6 055	25	78	1 015	640	10 350	(11 519)	6 642
Depreciation, amortization and impairment	84	—	—	395	—	1 820	—	2 299
Net finance cost	264	1 033	(84)	484	(103)	(1 395)	—	199
Income tax expense	—	(102)	6	373	2	1 387	—	1 666
Investment income	(6 342)	(418)	—	(216)	(528)	(4 017)	11 519	—
Other items	70	—	—	62	1	(150)	—	(17)
Cash flow from operating activities before changes in working capital and use of provisions	131	538	—	2 113	12	7 995	—	10 789
Working capital and provisions	7	809	—	(705)	(13)	(1 884)	(86)	(1 872)
Cash generated from operations	138	1 347	—	1 408	(1)	6 111	(86)	8 917
Interest paid, net	(385)	(1 314)	13	(174)	(88)	(249)	37	(2 160)
Dividends received	5 049	—	—	280	—	425	(5 617)	137
Income tax paid	—	—	(1)	(294)	(4)	(1 699)	—	(1 998)
CASH FLOW FROM OPERATING ACTIVITIES	4 802	33	12	1 220	(93)	4 588	(5 666)	4 896
INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets	2	—	—	33	—	195	—	230
Sale of subsidiaries, net of cash disposed of	—	—	—	6	—	86	—	92
Acquisition of subsidiaries, net of cash acquired	—	—	—	—	3	(345)	—	(342)
Acquisition of property, plant and equipment and of intangible assets	(88)	—	—	(161)	—	(1 480)	—	(1 729)
Net of tax proceeds from the sale of assets held for sale	—	—	—	—	—	2	—	2
Net proceeds from sale/(acquisition) of investment in short-term debt securities	—	—	—	—	—	(1)	—	(1)
Net proceeds from sale/(acquisition) of other assets	—	—	—	(3)	—	(4)	—	(7)
Net repayments/(payments) of loans granted	1 652	(5 252)	8 079	6 095	8 487	19 848	(38 909)	—
CASH FLOW FROM INVESTING ACTIVITIES	1 566	(5 252)	8 079	5 970	8 490	18 301	(38 909)	(1 755)
FINANCING ACTIVITIES
Intra-group capital reimbursements	—	—	—	(267)	—	267	—	—
Proceeds from borrowings	3 237	17 820	—	5 184	2 179	915	(7 324)	22 011
Payments on borrowings	(9 119)	(12 569)	(8 028)	(11 977)	(2 235)	(22 994)	46 322	(20 600)
Cash net finance (cost)/income other than interests	(274)	(36)	—	66	(34)	(461)	(45)	(784)
Payment on lease liabilities	—	—	—	(39)	—	(196)	—	(235)
Dividends paid	(2 266)	—	—	(286)	(5 049)	(405)	5 617	(2 389)
CASH FLOW FROM FINANCING ACTIVITIES	(8 422)	5 215	(8 028)	(7 319)	(5 139)	(22 874)	44 570	(1 997)
Net increase/(decrease) in cash and cash equivalents	(2 054)	(4)	63	(129)	3 258	15	(5)	1 144
Cash and cash equivalents less bank overdrafts at beginning of year	(5 445)	4	29	583	3 486	8 303	—	6 960
Effect of exchange rate fluctuations	(121)	—	—	—	126	(41)	8	(30)
Cash and cash equivalents less bank overdrafts at end of period	(7 620)	1	92	455	6 870	8 277	3	8 074

For the year ended 30 June 2018 (Restated) Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Anheuser- Busch Companies, LLC	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit of the period	2 955	925	7	2 846	490	3 707	(7 340)	3 590
Depreciation, amortization and impairment	77	—	—	418	—	1 840	—	2 335
Net finance cost	101	1 703	(10)	(1 522)	(47)	3 147	—	3 372
Income tax expense	—	(155)	3	425	1	1 138	(8)	1 420
Investment income	(2 891)	(2 060)	—	(168)	(443)	(1 778)	7 340	—
Other items	71	—	—	(13)	—	(163)	—	(105)
Cash flow from operating activities before changes in working capital and use of provisions	313	413	—	1 985	(1)	7 902	(8)	10 612
Working capital and provisions	(104)	815	—	(611)	(11)	(2 669)	8	(2 580)
Cash generated from operations	209	1 228	—	1 374	(12)	5 233	—	8 032
Interest paid, net	(297)	(1 502)	37	32	76	(653)	—	(2 307)
Dividends received	—	—	—	—	—	38	—	38
Income tax paid	—	—	(6)	(455)	(4)	(1 873)	—	(2 338)
CASH FLOW FROM OPERATING ACTIVITIES	(88)	(274)	31	951	60	2 745	—	3 425
INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets	—	—	—	11	—	144	—	155
Sale of subsidiaries, net of cash disposed of	—	—	—	—	—	(2)	—	(2)
Proceeds from SAB transaction-related divestitures	—	—	—	(1 236)	—	1 166	—	(70)
Taxes on SAB transaction-related divestitures	—	—	—	—	—	(330)	—	(330)
Acquisition of subsidiaries, net of cash acquired					—	(100)		(100)
Acquisition of property, plant and equipment and of intangible assets	(64)	—	—	(582)	—	(1 481)	—	(2 127)
Net of tax proceeds from the sale of assets held for sale	—	—	—	31	—	36	—	67
Net proceeds from sale/(acquisition) of investment in short-term debt securities	1 300	—	—	—	—	(1)	—	1 299
Net proceeds from sale/(acquisition) of other assets	—	—	—	(17)	—	(52)	—	(69)
Net repayments/(payments) of loans granted	3 437	2 106	5 802	10 875	375	(22 210)	(458)	(73)
CASH FLOW FROM INVESTING ACTIVITIES	4 673	2 106	5 802	9 082	375	(22 830)	(458)	(1 250)
FINANCING ACTIVITIES
Intra-group capital reimbursements	(6)	—	—	—	—	6	—	—
Purchase of non-controlling interest	—	—	—	—	—	(930)	—	(930)
Proceeds from borrowings	8 396	7 414	—	1 504	251	46 765	(40 563)	23 767
Payments on borrowings	(10 995)	(8 901)	(5 737)	(12 260)	—	(25 311)	41 140	(22 064)
Cash net finance (cost)/income other than interests	183	—	—	(7)	132	(450)	(120)	(262)
Payment on lease liabilities	—	—	—	(28)	—	(194)	—	(222)
Dividends paid	(4 474)	—	—	—	—	(658)	—	(5 132)
CASH FLOW FROM FINANCING ACTIVITIES	(6 896)	(1 487)	(5 737)	(10 791)	383	19 228	457	(4 843)
Net increase/(decrease) in cash and cash equivalents	(2 311)	345	96	(758)	818	(857)	(1)	(2 668)
Cash and cash equivalents less bank overdrafts at beginning of year	(74)	242	9	1 872	530	7 776	—	10 355
Effect of exchange rate fluctuations	(353)	—	—	—	(51)	609	6	211
Cash and cash equivalents less bank overdrafts at end of period	(2 738)	587	105	1 114	1 297	7 528	5	7 898

24. Events after the balance sheet date

POTENTIAL IPO OF BUDWEISER APAC

On 12 July 2019, the company decided that it is not proceeding with the proposed public offering of a minority stake in our Asia Pacific subsidiary, Budweiser Brewing Company APAC Limited, (Budweiser APAC), on the Hong Kong Stock Exchange at that time.

AGREEMENT TO SELL CARLTON & UNITED BREWERIES TO ASAHI GROUP HOLDINGS AND ONGOING EVALUATION OF A POTENTIAL IPO OF BUDWEISER APAC

On 19 July 2019, the company announced an agreement to divest its Australian business (Carlton & United Breweries) to Asahi Group Holdings, Ltd. (Asahi) for 16.0 billion Australian dollar, equivalent to approximately 11.3 billion US dollar, in enterprise value for an implied multiple of 14.9x 2018 normalized EBITDA. As part of this transaction, the company will grant Asahi rights to commercialize its portfolio of global and international brands in Australia. This transaction is subject to customary closing conditions, including but not limited to regulatory approvals in Australia, and is expected to close by the first quarter of 2020.

Additionally, the company informed that it continues to believe in the strategic rationale of a potential offering of a minority stake of Budweiser APAC, excluding Australia, provided that it can be completed at the right valuation.

This statement does not constitute an offer to sell or the solicitation of an offer to buy shares in Budweiser APAC.